Annual Information Form (“AIF”) of MAG Silver Corp.
For the fiscal year ended December 31, 2010

Dated: March 31, 2011

MAG Silver Corp.
2010 Annual Information Form

Table of Contents

Preliminary Notes	3
Date of Information	3
Currency and Exchange Rates	3
Metric Equivalents	3
Forward Looking Statements	4
CORPORATE STRUCTURE	7
Incorporation	7
Intercorporate Relationships	7
GENERAL DEVELOPMENT OF THE BUSINESS	10
Three Year History	11
DESCRIBE THE BUSINESS	20
General	20
Risk Factors	25
Litigation Risks	34
Mineral Projects	34
DIVIDENDS	71
DESCRIPTION OF CAPITAL STRUCTURE	71
Common Shares	71
Shareholder Rights Plan	72
Stock Options	72
MARKET FOR SECURITIES	73
Trading Price and Volume	73
Prior Sales	74
DIRECTORS AND OFFICERS	74
Name, Occupation and Security Holding	74
Conflicts of Interest	75
Audit Committee	76
Compensation Committee	78
Corporate Governance and Nomination Committee	78
Special Committee	78
Disclosure Committee	78
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	79
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	80
TRANSFER AGENTS AND REGISTRARS	80
MATERIAL CONTRACTS	80
INTERESTS OF EXPERTS	81
ADDITIONAL INFORMATION	81
Schedule “A”	82
Schedule “B”	88

MAG Silver Corp.
2010 Annual Information Form

 Preliminary Notes

In this Annual Information Form (“AIF”) the terms “the Company” and “MAG” refer to MAG Silver Corp.

Date of Information

All information in this AIF is as of December 31, 2010 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. MAG’s accounts are maintained in Canadian dollars. All references to “US dollars” or to “US$” are to United States dollars. All references to “pesos” are to Mexican Pesos.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to US dollars	Year Ended December 31
	2010	2009	2008
Rate at end of period	US$1.0054	US$0.9555	US$0.8166
Average rate for period	US$0.9660	US$0.8760	US$0.9371
High for period	US$1.0054	US$0.9755	US$1.0289
Low for period	US$0.9278	US$0.7653	US$0.7711

The noon rate of exchange on March 29, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$1.0245.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres (“km”)	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton (“opt”)	Grams/Tonne (“gpt”)	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.

MAG Silver Corp.
2010 Annual Information Form

Forward Looking Statements

This AIF contains forward-looking statements and information within the meaning of Canadian and U.S. securities laws relating to the Company that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to the Company. Such forward-looking statements and information include, but are not limited to:

● The future price of silver;
● The estimation of mineral reserves and mineral resources;
● Estimates of the time and amount of future silver production for specific operations;
● Estimated future exploration expenditures and other expenses for specific operations;
● Permitting time lines;
● Requirements for additional capital;
● Litigation risks;
● Currency fluctuations; and
● Environmental risks and reclamation cost.

When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.

Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:

●	risks relating to the Company’s ability to finance the exploration and development of its mineral properties;

●	risks relating to the Company’s ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;

●	risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of the Company’s mineral deposits;

●	commodity price fluctuations (particularly gold and silver commodities);

●	currency fluctuations and inflationary pressures;

●	risks related to governmental regulations, including environmental regulations;

MAG Silver Corp.
2010 Annual Information Form

●	the Company’s ability to attract and retain qualified management and the Company’s dependence upon such management in the development of its mineral properties;

●	increased competition in the exploration industry;

●	the Company’s lack of infrastructure; and

●	the Company’s history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and information. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under the heading “Risk Factors” and elsewhere. The Company’s forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.

Adjacent Property Disclosure

The staff of the United States Securities and Exchange Commission (the “SEC”) take the position that mining and mineral exploration companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This AIF contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate and certainly do not prove the existence, nature or extent of mineral deposits on our properties.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This AIF uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the SEC does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

MAG Silver Corp.
2010 Annual Information Form

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This AIF uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the SEC does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a preliminary assessment as defined under Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Technical Information

Unless otherwise indicated, scientific or technical information in this AIF relating to mineral reserves or mineral resources is based on information prepared by employees of MAG or its joint venture partners, as applicable, under the supervision of, or has been reviewed by, Dr. Peter Megaw, who is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Passive Foreign Investment Company

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

Please consult the Company's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

MAG Silver Corp.
2010 Annual Information Form

CORPORATE STRUCTURE

Incorporation

MAG Silver Corp.’s head office is located at:

#770 – 800 West Pender Street
Vancouver, British Columbia
Canada, V6C 2V6

The Company’s registered office is located at:

1600 – 925 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3L2

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name “583882 B.C. Ltd.”.  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to “Mega Capital Investments Inc.”  On April 22, 2003, the Company changed its name to “MAG Silver Corp.” to reflect its new business upon the completion of its Qualifying Transaction.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company transitioned under the Business Corporations Act (British Columbia) and adopted new Articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

Our North American office and principal place of business is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6 (phone: 604-630-1399).

The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol “MGA”.  Concurrent with the Company’s name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to “MAG”.  On July 9, 2007, the Company listed on the American Stock Exchange (now the NYSE Amex Equities) under the symbol “MVG”.  On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the Toronto Stock Exchange, with the Company’s Common Shares continuing to trade under the symbol “MAG”.

Intercorporate Relationships

The Company is the registered owner of 99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C. V. (“Lagartos”). The remaining 1% of the issued Class I shares of Lagartos are held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

MAG Silver Corp.
2010 Annual Information Form

The Company’s subsidiary, Lagartos, is the registered owner of a 44% interest in Minera Juanicipio, S.A. DE C.V. (“Minera Juanicipio”), Fresnillo plc (“Fresnillo”), a London Stock Exchange listed company that is controlled by Industrias Peñoles, S.A. DE C.V. (“Peñoles”) holds 56% interest in Minera Juanicipio.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico.  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 (the “Shareholders Agreement”).  Pursuant to the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and MAG, through Lagartos, contributing 44%. See more detail at “Description of the Business – The Juanicipio Property” below.  The registered and records office of Minera Juanicipio is located at Carretera A Francisco I. Madero 1, Col. Cieneguillas, Zacatecas, ZAC, C.P. 98171.

On October 18, 2010 the Company internally restructured its Mexican property holdings. Two new Mexican subsidiaries were created, Minera Pozo Seco S.A. de C.V. (“Minera Pozo Seco”) and Minera Sierra Vieja S.A. de C.V., (“Sierra Vieja”), and properties with common attributes were grouped together in order to provide the Company with more flexibility in managing its properties.  The Cinco de Mayo property was transferred to Minera Pozo Seco, and the Don Fippi (Batopilas), Guigui, Mojina, Lorena, Nuevo Mundo, and Camino Duro properties were transferred to Sierra Vieja. The Company’s other properties, including the Lagartos properties and its 44% interest in Minera Juanicipio remain in Lagartos.  See Exhibit I below.

The Company, through various newly created subsidiaries, is the beneficial owner of 99% of the issued Class I shares of both Minera Pozo Seco and Sierra Vieja.  The remaining 1% of the issued Class I shares of each of Minera Pozo Seco and Sierra Vieja are held by Dan MacInnis, President, CEO and a director of the Company, in trust for the Company. The Company effectively has 100% beneficial ownership of both Minera Pozo Seco and Sierra Vieja. The registered and records office of each is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.

MAG Silver Corp.
2010 Annual Information Form

Exhibit I:

The following table lists the subsidiaries of the Company and a company in which MAG holds a significant interest, together with the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary:

Name	Percentage of Ownership	Jurisdiction of Organization
Minera Los Lagartos, S.A. DE C.V.	100% (1)	Mexican Republic
Minera Juanicipio, S.A. DE C.V.	44% (2)	Mexican Republic
0890887 BC Ltd.	100%(3)	Canada
0891512 BC Ltd.	100%(3)	Canada
0892249 BC Ltd.	100%(3)	Canada
DSUB0890887 Cooperatief U.A.	100%(4)	Netherlands
STPF B.V.	100%(5)	Netherlands
Mineral Pozo Seco S.A. DE C.V.	100%(6)	Mexico
Mineral Sierra Vieja S.A. DE C.V.	100%(6)	Mexico

Notes:
(1)
On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company’s interests in the Juanicipio claim were held by Lagartos.

MAG Silver Corp.
2010 Annual Information Form

(2)	44 % interest is owned by Lagartos, which in turn is wholly owned by the Company.

(3)	0890887 BC Ltd., 0892249 BC Ltd., and 0891512 BC Ltd. were incorporated on September 21, 2010, September 28, 2010 and October 6, 2010, respectively and are wholly owned by the Company.

(4)	DSUB0890887 Cooperatief U.A. was incorporated on October 11, 2010 in the jurisdiction of the Netherlands, and is wholly owned by 0890887 BC Ltd. and 0892249 BC Ltd.

(5)	STPF B.V. was acquired by DSUB0890887 Cooperatief U.A. on October 12, 2010.

(6)	Minera Pozo Seco and Sierra Vieja were incorporated in Mexico on September 27, 2010.

GENERAL DEVELOPMENT OF THE BUSINESS

MAG is a company based in Vancouver, British Columbia, Canada and is focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  The Company’s common shares trade on the Toronto Stock Exchange under the symbol MAG and on the New York Stock Exchange Amex Equities under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

The Company’s two material properties at the date of this AIF are its 44% joint venture interest in the Juanicipio property and the 100% owned Cinco de Mayo property.  The Company also owns 100% of the less advanced Lagartos (NW and SE) property, which is considered a principal property at this time.  Of these three, the Juanicipio property is the most advanced and has been the most important valuation factor for the Company.  Cinco de Mayo has advanced in 2010 with an initial resource estimate on a molybdenum and gold deposit (Pozo Seco) completed in August 2010.

The roughly 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Juanicipio property lies five kilometres west from the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west from the Saucito Vein, owned by Fresnillo and currently undergoing production development. The Fresnillo mine area has been in almost continuous silver production since the 1500s and today is host to the world’s largest producing primary silver mine operated by Fresnillo.

The Company initially acquired a 100% interest in the Juanicipio property in 2002 for a series of payments totaling $919,458 and consisting of $486,125 in cash and $433,333 for the issue of 366,667 common shares.  From 2005 to 2007, Peñoles acquired a 56% interest in the Juanicipio property by conducting US$5,000,000 of exploration on the property over four years and purchasing US$1,000,000 of common shares of the Company from treasury at market price.  Since Peñoles completed its earn-in for a 56% project interest, the Company has been responsible for 44% of ongoing project costs.

In December 2007, Lagartos and Peñoles established a joint venture company Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), to hold and operate all mineral and surface rights related to the Juanicipio property.  In early 2008, Peñoles transferred its interests in

MAG Silver Corp.
2010 Annual Information Form

Minera Juanicipio to its controlled precious metals company, Fresnillo plc, which was subsequently listed by way of an initial public offering on the London Stock Exchange.

To December 31, 2010, the Company recorded a total investment in the Juanicipio project to its own account in the amount of $11,654,145.

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico. The Company acquired a 100% interest in the Cinco de Mayo property by way of an option agreement dated February 26, 2004.  The property is subject to a 2.5% net smelter returns royalty payable to the optionee.  Under the terms of the option agreement, as amended, the Company made scheduled cash and share payments together worth US$1,000,000 and incurred exploration expenditures exceeding US$1,000,000 by July 26, 2009.  To December 31, 2010, the Company has paid acquisition costs totalling $1,324,205 for the original property option, comprised of $1,057,575 in cash and 165,670 common shares of the Company valued at $266,630.  In 2008 and 2009, the Company acquired several mining concessions internal or adjacent to Cinco de Mayo for cash costs of $890,263 and also acquired surface rights over a small portion of the project area for a cash cost of $789,253. During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$40,000 upon executing the agreements, and in order to earn its 100% interest, the Company must pay an additional US$180,000 for these mining concessions, in stages through 2015. Total acquisition costs for the property as at December 31, 2010, including the original property option and subsequent acquisitions, now totals $3,112,490.

To December 31, 2010, the Company has incurred $28,491,766 in exploration expenditures on the project. Cinco de Mayo is the most advanced of MAG’s four Carbonate Replacement Deposit (“CRD”) style targets.

The Company acquired the 135,000 hectare Lagartos exploration concessions by staking in 2006.  The two claim groups, Lagartos NW and Lagartos SE, lie along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts. Lagartos NW lies northwest of the Juanicipio property and the Fresnillo District, and Lagartos SE surrounds the Zacatecas District.  To December 31, 2010, the Company has incurred $86,490 in acquisition costs on the combined Lagartos land positions and incurred $10,749,873 in exploration costs.

Three Year History

Year Ended December 31, 2008

During the year ended December 31, 2008, 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,064,370 stock options were exercised for cash proceeds of $1,482,195.  For the year ended December 31, 2008, the Company incurred $1,926,488 in property acquisition costs and $13,336,644 in exploration expenditures on its own 100% held properties.

MAG Silver Corp.
2010 Annual Information Form

During 2008 Peñoles announced the spin-off of its silver assets into a subsidiary company named Fresnillo.  In May 2008, Fresnillo was listed on the London Stock Exchange, while the majority interest in the company remained under the control and ownership of Peñoles.  Later, in September and October 2008, Fresnillo acquired in the market 9,746,193 of the issued and outstanding shares of MAG, which together with its existing shares of MAG represented a 19.83% interest. MAG announced on October 15, 2008 that the Company had established a Special Committee of the Board of Directors to consider “strategic alternatives” in response to Fresnillo’s acquisition of a material interest in MAG shares.

On December 1, 2008 the Company was advised of the intention of Fresbal Investments Ltd., a wholly-owned subsidiary of Fresnillo, to make an unsolicited take-over bid for all of the outstanding shares of MAG for US$4.54 per share.

Juanicipio Property

For the year ended December 31, 2008, the Company invested $8,166,747 in Minera Juanicipio to fund its 44% share of exploration expenditures on the Juanicipio property. A total 26,050 metres of diamond drilling was completed on the Valdecañas Vein and 2,810 metres on the Juanicipio Vein in 2008.

On June 18, 2008, the Company announced a resource estimate for the Valdecañas Vein (see news release dated June 18, 2008). The resource estimate was prepared by Fresnillo and audited by SRK Consulting (Canada) Inc.  A National Instrument 43-101 (“NI 43-101”) technical report was filed by the Company in support of the estimate.  The total inferred resource estimate was 237.8 million ounces of silver of which MAG’s 44% interest equates to 104.5 million ounces and Peñoles 56% interest equates to 133.2 million ounces.  In addition to the silver, the resource estimate also contained inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes). The metal content referred to above is contained within 7.3 million tonnes of inferred resource grading 1,011 g/t (29.5 opt) silver, 2.06 g/t gold, 2.31% lead, and 3.94% zinc.

Cinco de Mayo Property

Drilling at Cinco de Mayo in 2008 intersected widespread and high grade silver/lead/zinc mineralization and defined a coherent massive sulphide sheet, or manto, at least 2,000 metres in strike length that remained open, suggesting the presence of a large system characteristic of many of the large CRD mines in the Mexican CRD Belt.

The Company spent a cumulative total of $10,773,036 in exploration costs at Cinco de Mayo to December 31, 2008. Exploration programs at Cinco de Mayo by the Company for 2008 were budgeted for approximately $2.4 million. However, results warranted accelerated and expanded programs.

Lagartos NW & SE Properties

At Lagartos NW, a 5,000 metre drill program was conducted early in 2008, designed to test the depth of the alluvial cover on the eastern boundary of the claim block. Test drilling indicated that the depth of the alluvial cover exceeds 800 metres, not at all practical to consider further exploration in this area.  Focus then turned to Lagartos SE; the Company’s holdings that cover the eastern and western extensions of the major past producing vein sets of the Zacatecas District, such as the Veta Grande and the Mala Noche Veins.

Initial surface reconnaissance work at Lagartos SE located a series of previously worked veins on the eastern side of the Zacatecas district and sampling returned high grade silver. Subsequent geological and geophysical work identified six (6) drill targets that were part of a 4,000 metre drill program that commenced in late October 2008.

MAG Silver Corp.
2010 Annual Information Form

The Company had spent a cumulative total of $6,535,390 in exploration costs at the Lagartos properties to December 31, 2008.

Year Ended December 31, 2009

During the year ended December 31, 2009, 161,003 stock options were exercised for cash proceeds of $381,027, and there were no equity financings undertaken in the year. For the year ended December 31, 2009, the Company incurred $2,156,057 in property acquisition costs (2008 - $1,926,488) and $14,389,336 in exploration expenditures (2008 - $13,336,644) on its own 100% held properties.  During 2009 the Company also wrote off deferred acquisition costs of $1,525,903 (2008 - $118,835) and deferred exploration costs of $2,192,615 (2008 – $1,102,184) related to terminated or abandoned projects in Mexico.

During 2009 the Company increased exploration expenditures in an effort to advance MAG’s 100% owned properties.  Drilling on these properties (Cinco de Mayo, Salemex, Sierra Ramirez, Lagartos SE, San Ramone and Nuevo Mundo) totaled 72,810 metres for the year.

As a result of Fresnillo’s intended hostile bid for the Company announced in December 2008 and Fresnillo’s position as an insider of the Company due to their 19.8% shareholding of MAG at that time, applicable securities law required that a formal valuation of the Company be prepared by an independent valuator under the supervision of an Independent Committee of the board of directors of the Company prior to Fresnillo commencing its takeover bid. MAG appointed an Independent Committee which engaged TD Securities as independent valuator and Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) as independent technical consultant. By the first week of January 2009, the independent valuator was on site at Juanicipio to begin the valuation.  The independent valuation process was ongoing until February 1, 2009, when the Independent Committee suspended the valuation work because Fresnillo neglected or refused to provide the valuator with critical information in the sole possession of Fresnillo that the Independent Committee considered critical to the completion of a reliable valuation.

On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete an independent valuation report for the non-Fresnillo shareholders of the Company as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans adjacent to the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG did not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile bid, obviating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement. It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including claims for damages and other orders arising from Fresnillo’s conduct.

MAG Silver Corp.
2010 Annual Information Form

Juanicipio Property

The Company funded $984,920 in 2009 for its 44% share of costs for Minera Juanicipio.  To year end December 31, 2009, the Company had invested a cumulative total of $9,382,075 in Minera Juanicipio to fund its 44% share of expenditures on the Juanicipio property.

An updated NI 43-101 compliant resource estimate for the Juanicipio Property was completed in March 2009 by Scott Wilson RPA. The total Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) was estimated at 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The total Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) was estimated at 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.  The total contained metals in the Indicated Resource were 83 million ounces of silver, 210,000 ounces of gold, 155 million pounds of lead and 269 million pounds of zinc.  The Inferred Resources were estimated to contain an additional 106 million ounces of silver, 356,000 ounces of gold, 301 million pounds of lead and 498 million pounds of zinc.  A NI 43-101 technical report documenting the mineral resource estimate was filed on SEDAR on April 8, 2009.

On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, (“Wardrop”) delivered a NI 43-101 scoping study on the Valdecañas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

A total of 19,833 metres of diamond drilling was completed on the Juanicipio joint venture to early December 2009.  Of that total, 11,700 metres were drilled on the Valdecañas Vein, 5,611 metres on the Juanicipio Vein and 2,478 metres drilled on other structural or vein targets.  The drill program continued to yield high grade silver, gold, lead and zinc returns.  Since drilling began in 2003, a total of approximately 79 bore holes had been completed on the property by the end of 2009.  Collectively these intersections combined to show the high grade silver/gold zone to have a vertical height of almost 450 metres and have established a strike length for this zone of approximately 1,500 metres.

At the board meeting in December of 2009 the board of Minera Juanicipio approved an exploration budget of US $4.4M (100%) for 2010. On March 16, 2010, the Minera Juanicipio board approved an amendment to the 2010 exploration budget to include a further of US$1.5 million (100%) engineering budget for a prefeasibility study.  Commencement of the prefeasibility study would be subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver could be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated.

Cinco de Mayo Property

In response to Fresnillo’s intended hostile bid, MAG chose to accelerate its own 2009 exploration program with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  As a result of the 2009 program, the Lagartos SE and Cinco de Mayo projects were advanced with significant drill results.  At Cinco de Mayo the extensive, near surface, Pozo Seco molybdenum and gold mineralized zone was discovered and work continued to expand and delineate this unique molybdenum/gold zone.

MAG Silver Corp.
2010 Annual Information Form

The Company expended $1,630,305 in acquisition costs and $7,128,094 in exploration costs at Cinco de Mayo during the year ended December 31, 2009.

Lagartos SE & NW Properties

Lagartos SE had exploration focused on finding the eastern extensions to the major vein sets of the past producing Zacatecas Silver District, with significant success.  Drilling in late 2009 appeared to have discovered the continuation of the prolific Veta Grande Vein, the second most important production vein in the Zacatecas district.  The holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcropping.  This discovery shows that this important and historic vein is open along strike from areas of past production, including an additional 4 kilometres of possible projection on MAG’s wholly owned property.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, encountered high-grade silver mineralization.  Accompanying low base metal values indicated the vein was likely intersected at a high level.  Later work was focused on exploring these significant results with the idea of applying the same exploration model to the many other vein sets that disappear under cover along the eastern side of the district.

The Company expended $3,372,345 in exploration costs on the combined Lagartos properties in the year ended December 31, 2009.

Year Ended December 31, 2010

On May 18, 2010, the Company closed a brokered private placement for 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters of $1,760,839, and legal, syndicate, and filing costs totaled an additional $307,214. Consistent with the public offering document, the net proceeds of the offering ($33,148,722) are being used to fund exploration and predevelopment of Juanicipio and Cinco de Mayo, as well as the Lagartos properties and other properties, as well as for general working capital. During the year ended December 31, 2010, 1,241,545 stock options were exercised for cash proceeds of $3,398,991. At December 31, 2010, the Company had cash on hand of $39,825,071.

In 2009, during Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the ICC pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement. If the Company is successful in its arbitration proceedings, Fresnillo will, among other things, be precluded from launching another take-over bid without MAG's consent and may be liable to damages.

MAG Silver Corp.
2010 Annual Information Form

Early in 2010, an arbitral tribunal was established in the arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. As part of the arbitration proceedings, the Company filed various documents and evidence in support of its claims and, in October 2010, a hearing was held in Mexico City before the ICC arbitral tribunal.  Written legal submissions were then submitted to the arbitral tribunal in December 2010, and the Company is now awaiting a tribunal decision which is expected to be issued by the ICC by April 30, 2011.  Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

In response to and since Fresnillo’s intended hostile bid, MAG has accelerated its own exploration programs with the aim of unlocking additional shareholder value from its portfolio of exploration properties.

Juanicipio Property

The Juanicipio property hosts at this time two significantly identified high grade silver (gold/lead and zinc) veins: the Valdecañas Vein and the Juanicipio Vein.  In 2010 a total of 28,401 metres of diamond drilling was completed on the Juanicipio property.  Of that total, 11,336 metres were drilled on the Valdecañas Vein; 9,138 metres on the Juanicipio Vein; and 7,927 metres were drilled on testing “other” targets. The 2010 drill program continued to yield high grade silver, gold, lead and zinc assays.  Since drilling began in 2003, a total of approximately 113 bore holes have been completed to December 31, 2010.  Collectively these intersections combine to show the high grade silver/gold Valdecañas Vein to have a vertical height of almost 450 metres (starting at 350 metres below surface) and have established a strike length for this zone of approximately 1,500 metres from the eastern to northwestern boundary of the property.

On the Juanicipio Property, drilling is conducted by the project operator Fresnillo, with the Company’s share of costs funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly to cover other costs related to direct oversight of the field and drilling programs executed on the property. For 2010, the Company’s joint venture expenditures amounted to $3,033,635, comprising $2,867,189 as its 44% share of cash advances, and a further $166,446 expended directly by the Company on project oversight. Drilling in 2010 was primarily directed to the Valdecañas Vein in order to convert a substantial portion of the Inferred Resource to an Indicated Resource. Work was also designed to explore along the Juanicipio Vein for a potential bonanza zone and the drilling in “other” areas continued the search for other as yet undiscovered veins elsewhere on the Juanicipio property.

MAG Silver Corp.
2010 Annual Information Form

In July of 2010, Minera Juanicipio engaged AMC Mining Consultants (Canada) Ltd (“AMC”) to undertake a prefeasibility study for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein.  The prefeasibility study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed. During the preparation phase of the ‘standalone’ prefeasibility study, it became apparent that a realistic and practical mine plan could not be properly proposed or designed if it was only to include or be based on Indicated Resources, as required by Canadian NI 43-101.  In order to better serve the objectives of the Juanicipio joint venture, AMC has been mandated by the Technical Committee of Minera Juanicipio to include both Inferred and Indicated resources in this independent “standalone” mine development study.  The Company has therefore taken the position that in order to comply with applicable Canadian regulatory requirements, subject to AMC’s consent, the study will be issued as an updated preliminary economic assessment and titled as a “Scoping Study Update, 2011” (“2011 Study Update”).  Although termed an ‘update’ the highly detailed study is being conducted to an industry standard to allow Minera Juanicipio to move ahead with the project. A preliminary working draft of the study was received by Minera Juanicipio in late February 2011 and the Technical Committee of the joint venture is carrying out a peer review of the document. Both MAG and Fresnillo jointly provided corrections, opinions and suggestions whereby certain optimizations of the study could be attained. Although no assurances can be made regarding AMC’s timing for delivery, a revised draft of the study is expected early in the second quarter of 2011, and a final report shortly thereafter.

On December 1, 2010, the Company announced an updated mineral resource estimate for the Juanicipio Property made by Scott Wilson RPA on behalf of the Company. The updated mineral resource estimate is based on drill results available to September 8, 2010 and used methods similar to the previous estimate of March 2009.  A NI 43-101 technical report documenting the mineral resource estimate was filed on SEDAR on January 18, 2011.

The resource calculation completed in 2010 also included a first resource estimate for the Juanicipio Vein, which lies roughly 1.1 kilometres south of the Valdecañas Vein. The Juanicipio Vein is estimated to contain an Inferred Resource of 260,000 tonnes grading 553 g/t silver (16.1 opt) and 4.37 g/t gold for almost  4.7 million ounces of silver and 40,000 ounces of gold. Drilling subsequent to the September 8, 2010 cut off date for the resource calculation consists of three holes: 18R, 18.5R and 17.5R. They are located 100-150 metres below and east of the Juanicipio Vein Inferred Resource noted above. Hole 18R cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead.  Hole 18.5R cut 3.55 metres (true thickness) grading  0.43 g/t gold, 548 g/t (123 opt) silver, 1.20% zinc, and 0.34% lead.  And Hole 17.5R cut 1.72 metres (true thickness) grading 1,597 g/t (46.5 ounces per ton (opt)) silver, 6.92 g/t (0.20 opt) gold, 0.81% lead and 2.06% zinc.   Drilling of Hole 17Q, 200 metres to the east in the Juanicipio Vein, is in progress. Four other holes located deeper on the same east end, were not included in this estimation, and are estimated to have a weighted average of 1.89 metres true width  grading 1,555 g/t silver (45.3 opt) and 2.42 g/t gold, 1.72% lead and 2.76% zinc. These intercepts were not included in the resource estimation.  Collectively the holes reveal the emergence, for the first time, of a significant and high grade ore shoot on the Juanicipio vein.  This zone is potentially adding incremental, though not insignificant silver ounces to the global resource of the Juanicipio Joint Venture. The Juanicipio Vein drilling continues to trace the vein to the west where it remains open.

MAG Silver Corp.
2010 Annual Information Form

Although progress continues on the Juanicipio property, the Company continued to advise Fresnillo that it supports a faster development program for the Valdecañas Vein in accordance with industry’s best practices in order to ensure the best financial results for the property.

Cinco de Mayo Property

During the year ended December 31, 2010, approximately 67,417 metres were drilled in 175 holes, at the Cinco de Mayo property. The 2010 program, initially budgeted at approximately $4.7 million dollars, started very aggressively with 5 drills to outline and delineate the Pozo Seco Molybdenum-Gold Zone.  Exploration results warranted accelerated and expanded programs, and the Company re-evaluated its exploration plans during the third quarter and revised its 2010 Cinco de Mayo budget to $8.8 million.  By year end, the Company had spent $10,699,405 in exploration and acquisition costs at Cinco de Mayo exceeding budgeted expenditures as drilling results continued to demonstrate a high exploration and resource potential to justify the additional exploration activity.

Based on drill results available to July 12, 2010, Scott Wilson RPA prepared a NI 43-101 Technical Report on The Pozo Seco Mineral Resource Estimate that was announced on August 4, 2010 (and filed on SEDAR on September 10, 2010).  At a cut-off grade of 0.022% molybdenum, the Indicated Resources are estimated at 29.1 million tonnes grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

Molybdenum in the Pozo Seco deposit occurs primarily in the form of powellite (CaMoO4), a molybdenum oxide mineral believed to be primary. Minor amounts of molybdenite (MoS2) are also present. Gold is native and ranges from very fine-grained to visible. Metallurgical testing began in May 2010 to assess the recoverability of both molybdenum and gold in the Pozo Seco deposit and is ongoing. Gravitational separation, leaching and flotation techniques are being tested. Upon completing the test work, and subject to positive metallurgical results, the Company will proceed to complete a preliminary economic assessment (“PEA”) during 2011.

The Company spent a cumulative total of $28,491,766 in exploration costs at Cinco de Mayo to December 31, 2010. The Company has budgeted approximately $2.8 million for exploration programs for this property in 2011.

Lagartos NW & SE Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend (“FST”), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE.  During the year ended December 31, 2010, the Company spent $842,138 in exploration on the combined Lagartos properties, primarily on the Lagartos SE claims.

MAG Silver Corp.
2010 Annual Information Form

To date, 44 holes have been drilled in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District. Drilling in 2009 indicated that at least three major vein systems (Puerto Rico, Mala Noche and Veta Grande) could be traced under alluvial cover to the east of the historic part of the district and it was determined that these targets should be refined with geophysics before additional drilling.  No new drilling occurred in 2010, and most effort was dedicated to obtaining permits for an airborne geophysical survey and gaining long term access rights for drilling once said survey was completed.

A 1,200 line kilometre airborne Electro Magnetic (“EM”) survey contract was awarded to Geotech Ltd., of Aurora, Ontario. The survey consisted of VTEM and aeromagnetic coverage of the east side of the property including the San Ramone area optioned by the Company from Castle Resources Inc. The survey was completed in late December 2010. The information supplied to date indicates that the structures can be mapped to the east by the EM and Magnetic surveys and contain targets that warrant drilling.  Permits are largely in hand and drilling is planned for 2011.

Work in 2010 also involved extensive geological work and sampling on the LAG 5 claim block situated to the south of Zacatecas city. It covers the southern extension of the El Orito vein system, a historic subset of the Zacatecas district characterized by north-south trending epithermal veining carrying significant gold in addition to silver mineralization.  Targets have also been developed here for drilling in 2011 once permits are obtained. The Company’s budgeted exploration programs for these properties in 2011 is for approximately $1.6 million, again focusing on the Lagartos SE claims.

The Company has spent a cumulative total of $10,749,873 in exploration costs at the Lagartos properties to December 31, 2010.

Current Fiscal Year (Subsequent to December 31, 2010)

The Company maintains a strong cash position at March 29, 2011 of approximately $36 million. The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.

In January 2011, Fresnillo and MAG jointly approved an initial 2011 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totalling US $4.5 million (100%) of which, $2.31 million represents the Company’s pro rata 44% share along with other costs related to funding MAG’s oversight of the field and drilling program in the joint venture.  It is anticipated that this budget will be reviewed and amended accordingly in the second quarter of 2011 to reflect the recommendations of the final ‘Scoping Study Update, 2011’.

Planned drilling of 20 holes in 2011 will be directed to the Valdecañas Vein in order to continue to move a substantial portion of the Inferred Resources to Indicated Resources. Work will also continue to explore along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. The 2011 program is also mandated to continue the exploration for other veins and the follow up of the structure/vein intersected in Hole 37P.

MAG Silver Corp.
2010 Annual Information Form

On February 28, 2011 the Company announced that drill hole 17.5R on the Juanicipio Vein had cut another high grade intercept: 1.72 metres (true thickness) grading 1,597 g/t (46.5 ounces per ton (opt)) silver, 6.92 g/t (0.20 opt) gold, 0.81% lead and 2.06% zinc.  A 0.73 metre section within this intercept assayed 3,470 g/t silver (101.2 opt), 15.45 g/t gold (0.45 opt) and 1.65% lead and 4.44% zinc. Hole 17.5R lies approximately 50 metres below Hole 18R that cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead. Both of these holes lie 100-150 metres below and outside of the Juanicipio Vein Inferred Resource, which includes 4.7 million ounces of silver at a grade of 553 g/t (16.1 opt) .  Drilling of Hole 17Q, 200 metres to the east in the Juanicipio Vein, is in progress.

Recent infill drilling on the Valdecañas Vein designed to bring Inferred Resources into the Indicated category includes Hole MI, which cut 7.19 metres grading 434 g/t (12.6 opt) silver, 1.07 g/t gold, 1.19% lead and 3.90% zinc.  This hole lies roughly 50 metres below the principal Indicated Resource body. Drilling on the Valdecañas Vein continues in 2011 with a series of holes designed to maximize the conversion of Inferred into Indicated Resources.

On March 25, 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from on-going exploration drilling in the northwestern part of the Cinco de Mayo property.  The first two holes into the previously undrilled “Polaris East” area have hit what appears to be the same set of sheeted sulphide replacement veins. The principal vein in Hole 343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.06 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM10-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. The intercepts are approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. Both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes.  Perhaps just as significant, a highly skarn-altered intrusion was cut in Hole CM-11-349, drilled 250 metres southwest of Holes 335 and 343. Hole 349 entered highly altered intrusion approximately 280 metres downhole and at about 475 metres downhole the first of a series of structurally controlled multi-stage garnet-pyroxene skarn zones was intercepted. These skarns replace early granodioritic intrusive rocks and contain abundant fine-grained pyrite and arsenopyrite. These holes are the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. All of the important geological signs point to Polaris area, and the Company’s immediate exploration efforts on the Cinco De Mayo property in 2011will focus in this area.

MAG Silver Corp.
2010 Annual Information Form

For more information on the Company’s progress and intentions for its principal properties please refer to the Mineral Projects section below.

DESCRIPTION OF THE BUSINESS

General

The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration stage and there is no assurance that a commercially viable mineral deposit exists on any of our properties. Further exploration will be required before a final evaluation as to the economic and legal feasibility of any of the Company’s properties is determined. Even if the Company completes its exploration program and is successful in identifying a mineral deposit, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.

Employees

The Company’s business is administered from its head office in Vancouver, British Columbia, Canada.  As of December 31, 2010, the Company had ten full time employees.

Specialized Skill and Knowledge

Many aspects of MAG’s business require specialized skill and knowledge. Such skills and knowledge include the areas of geology, engineering, accounting and mine planning. While recent increased activity in the mining industry has made it more difficult to locate competent employees in such fields, MAG has found that it has been able to locate and retain such employees.

Competitive Conditions

Competition in the mineral exploration and production industry is intense. The Company competes with a number of large, established mining companies with greater financial resources and technical facilities, for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants and the equipment required to continue the Company’s exploration activities.

Carrying on Business in Mexico

The Company’s property interests are located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.

Mining Regulation

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican mining law.  Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.

MAG Silver Corp.
2010 Annual Information Form

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of surface taxes which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Mineral concessions may also be obtained by foreign citizens or foreign corporations.  Foreign corporations must obtain mineral concessions through the establishment of a branch or subsidiary in Mexico.  Foreign citizens must  comply with certain requirements set forth in the Law of Foreign Investment when obtaining mineral concessions.  Foreign citizens are also required to apply for the corresponding authorization before the Ministry of Foreign Affairs and register their investment in the National Registry of Foreign Investment.  In the case of a branch of foreign corporations, in addition to registration in the National Registry of Foreign Investment, additional authorization from the Ministry of Economy is required in order to obtain subsequent registration in the corresponding local Public Registry of Commerce.

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves and claims or allotments contracted directly from the Mexican Geological Service.  None of the property interests held by Lagartos, Minera Pozo Seco or Sierra Vieja are under such fee regime.  However, holders of exploitation concessions are required to pay surface taxes which are assessed and levied on a semi-annual basis.

Foreign Investment Regulation

Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Environmental Regulation

Mexico has federal, state and municipal laws and regulations relating to the protection of the environment and natural resources (“Environmental Laws”), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.  The principal federal environmental law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.

Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos and its recently enacted regulations the Reglamento de la Ley General para la Prevención y Gestión Integal de los Residuos,which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assigns liability for ownership and possession of contaminated sites and for contaminating activities.   The Ley General de Desarrollo Forestal Sustentable and its regulations (the “Forestry Protection Laws”) are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, such as certain mining projects.

MAG Silver Corp.
2010 Annual Information Form

Applicable Environmental Laws foresee the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.

Additionally, there are a series of “Mexican Official Norms” which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned environmental laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the “Ecological Standards”). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-1997 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of enacting and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards.  On enforcement matters the SEMARNAT acts mainly through the “Procuraduría Federal de Protección al Ambiente” (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws.   To the best of the Company’s knowledge, all of the Company’s property interests are currently in compliance with the Environmental Laws.

In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company’s programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

Currency

The official monetary unit of Mexico is the Mexican Peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican Peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See “Description of the Business - Risk Factors”, specifically those risk factors dealing with currency fluctuation and inflation.

MAG Silver Corp.
2010 Annual Information Form

The following table presents a five-year history of the average annual exchange rates to convert one Canadian dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate (Peso/$Cdn)
2010	12.2592
2009	11.8385
2008	10.4302
2007	10.1784
2006	9.6025

Value Added Tax

In Mexico, VAT is charged on all goods and services at a rate of 16% percent.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

Economic and political instability may affect the Company’s business

From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Those macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization was significantly reduced during that period.

Although general market conditions are improving, and the market for metal commodities and related products strengthened considerably in 2010, there are no assurances with respect to the relative strength and stability of future metal markets.  The Company’s liquidity and its long term ability to raise the capital required to execute its business plans remain uncertain.  As a result the Company will consider its plans, options, and opportunities carefully going forward into 2011 and beyond.

The Company has assessed the carrying values of its mineral properties.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of mineral properties may be required.

The Company carries on its primary business activities in Mexico and to date this jurisdiction has been stable and favourable.  However there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.  Although the Company’s interests have not been affected by such events to date, the Company’s interests could be adversely affected by risks and uncertainties beyond its control.  These risks and uncertainties include, but are not limited to, exchange controls, currency fluctuations, changes in taxation laws or policies, changes in mining or investment policies, shifts in political attitude, terrorism, hostage taking, military repression, expropriation and nationalization, labour unrest, or the risk of civil unrest or civil war.  Operations could also be negatively affected by changes in various governmental regulations such as, environmental legislation, land use, land claims of local people, water use and mine safety legislation.

MAG Silver Corp.
2010 Annual Information Form

Risk Factors

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

Risk Factors Relating to Financing

1.
The Company has a lack of cash flow, which may affect its ability to continue as a going concern.  The Company’s activities are currently funded from its cash and cash equivalents, which are the proceeds of previous equity financings.

2.
Adequate funding may not be available, resulting in the possible loss of the Company’s interests in its properties.  Sufficient funding may not be available to the Company for further exploration and development of its property interests or to fulfil its obligations under applicable agreements.  The Company may not be able to obtain adequate financing in the future or favourable terms or at all.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of properties, with the possible loss of such properties.  The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.

3.
Funding and property commitments will result in dilution to the Company’s shareholders.  It is likely any additional capital required by the Company as described in Risk Factor #2 above will be raised through the issuance of additional equity which may result in dilution to the Company’s current shareholders. Further, the Company, from time to time, may issue Common Shares to earn its interests in properties. Such property share issuances may also result in dilution to the Company’s current shareholders.

4.
Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.  If mineable deposits are discovered, substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations or the funds required for development may not be obtained at all or on terms acceptable to the Company.

MAG Silver Corp.
2010 Annual Information Form

5.
Lack of funding to satisfy contractual obligations may result in the Company’s loss of property interests.  The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements.  The Company has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties it must make payments to the current owners and incur certain exploration expenditures on those properties. In order to secure ownership of these properties, additional financing will be required. Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF. The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; and (b) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.

6.
Values attributed to the Company’s assets may not be realizable, the Company has no proven history and its ability to continue as a going concern depends upon a number of significant variables. The amounts attributed to the Company’s exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value. Further, the Company has no proven history of performance, revenues, earnings or success. As such, the Company’s ability to continue as a going concern is dependent upon the existence of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Risk Factors Relating to Title

Although the Company has exercised industry standard due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.

7.
Title to the properties in which the Company has an interest may be in doubt and any challenge to the title to any of such properties may have a negative impact on the Company.  A full investigation of legal title to the Company’s property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company’s property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by such undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

MAG Silver Corp.
2010 Annual Information Form

8.
Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.  Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

9.
Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company. All of the agreements under which the Company may earn interests in properties have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.

Risk Factors Relating to the Company’s Property Interests

10.
Minority Ownership of Minera Juanicipio. The terms of the Shareholders Agreement governing the operation of Minera Juanicipio provides effective control to Fresnillo over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio and to do so in compliance with the Shareholders Agreement, the Articles of Minera Juanicipio and applicable law.

The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods. If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether.  Fresnillo is a much larger entity with far greater access to financial resources than the Company.

The Company’s interest in the Juanicipio Property is also subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company’s operations and financial condition or the viability of its interests held through joint ventures: disagreement with joint venture partners on how to conduct business efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners.

MAG Silver Corp.
2010 Annual Information Form

11.
Major shareholder with (to the best of the Company’s knowledge) a 17.87% holding.  The presence of a dominant shareholder who has: a) made a hostile bid attempt; b) is the Minera Juanicipio Joint Venture operator for the Company; and c) has substantial property holdings surrounding the Minera Juanicipio Joint Venture property, gives rise to conflicts of interest to the Company and to Minera Juanicipio.

12.
Mineral exploration is a highly competitive industry.  The mineral exploration industry is intensely competitive and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with substantial capabilities and greater financial and technical resources than the Company.  The Company may be unable to acquire additional attractive mineral properties on terms it considers to be acceptable.  The inability of the Company to acquire attractive mineral properties would result in difficulties in obtaining future financing and profitable operations.

13.
The properties in which the Company has an interest are in the exploration stage, and most exploration projects do not result in commercially mineable deposits.  All of the Company’s property interests are at the exploration stage and there are no known commercial quantities of minerals on such properties.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores. Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having reserves is extremely remote. If a property does not contain any reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.

14.
The properties in which the Company has an interest are in Mexico.  The Company’s operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company’s operations are exposed to various levels of political, economic and other such risks and uncertainties as extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.

MAG Silver Corp.
2010 Annual Information Form

Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and may adversely affect its business. See “Description of the Business – General - Carrying on Business in Mexico”.

15.
There is no guarantee that licenses and permits required by the Company will be obtained, which may result in the Company losing its interest in the subject property. The Company’s ability to explore and exploit the property interests is subject to ongoing approval of local governments.  The operations of the Company may require licenses and permits from various governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.  Failure to obtain such licenses and permits may adversely affect the Company’s business as the Company would be unable to legally conduct its intended exploration work, which may result in it losing its interest in the subject property.

16.
Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. The Company’s operations are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company’s operations. See “Description of the Business – General – Carrying on Business in Mexico – Environmental Regulation”.

17.
Mexican Foreign Investment and Income Tax Laws apply to the Company. Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of “previously taxed net earnings” are not subject to Mexican taxes.  Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30 percent over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax.  Currently, there is no withholding tax on dividends paid by a Mexican company.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate is 30%1.

_________________________

1	For the years through 2012 30%; 2013 the tax rate will be 29%; 2014 and beyond will be 28%.

MAG Silver Corp.
2010 Annual Information Form

There is a recent tax imposed on Mexican entities derived only from sale, service, and lease activities.   The Flat Tax (Impuesto Empresarial a Tasa Unica) is calculated by applying 17.5% to the tax base, which is the excess of the total income derived from the taxable activities over the limited authorized deductions.

The Value Added Tax is an indirect tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property, (ii) the rendering of independent services, (iii) the granting of temporary use of property, or (iv) the importation of goods and services. The standard value added tax rate is 16%.

18.
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company’s financial position and results.  The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican Pesos or in US dollars over the next few years. Exploration and development programs to be conducted by the Company in Mexico will also be funded in Mexican Pesos or in US dollars. As the Company maintains its accounts in Canadian and US dollars, any appreciation in Mexican currency against the Canadian or US dollar will increase the costs of carrying out operations in Mexico.  Further, any decrease in the US dollar against the Canadian dollar will result in a loss, to the extent that US dollars are held by the Company.  The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.

19.	None of the properties in which the Company has an interest has any mineral reserves. Currently, there are no mineral reserves on any of the properties in which the Company has an interest.

Risk Factors Relating to Mineral Exploration Generally

20.
Mineral exploration and development is a speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.  Exploration for minerals is a speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the Company’s exploration concessions will have a negative effect on the Company.

MAG Silver Corp.
2010 Annual Information Form

21.
Mining operations generally involve a high degree of risk and potential liability.  Unusual or unexpected formations, power outages, labour disruptions, flooding, explosions, cave-ins, seismic activity, rock bursts, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company's insurance may not cover all potential risks associated with a company with operations of the nature of those of the Company. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company's operations and financial condition.

Hazards such as unusual or unexpected formations and other conditions are involved in mining.  The Company may become subject to liability for pollution, fire, explosions, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The incurrence of any such liabilities may have a material negative effect on the Company’s financial position.

22.
Mineral prices and marketability fluctuate and any decline in mineral prices may have a negative effect on the Company.  Mineral prices, including gold and silver prices, have fluctuated widely in recent years.  The marketability and price of any minerals that may be acquired by the Company may be affected by numerous factors beyond the control of the Company.  These factors include delivery uncertainties related to the proximity of potential reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.  Declines in mineral prices may have a negative effect on the Company.

23.
Surface access.  The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  Some properties, like Juanicipio and Lagartos, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  However, there are potential overlapping surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or residential interests.  The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access.

MAG Silver Corp.
2010 Annual Information Form

General and Miscellaneous Risk Factors

24.
The price of the Company’s Common Shares is volatile.  Publicly quoted securities are subject to a relatively high degree of price volatility.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX fluctuated between a high of $12.55 and a low of $5.98 and on the NYSE Amex Equities between a high of US$12.84 and a low of US$5.75  within the twelve month period preceding the date of this AIF. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future.

25.
There is an absence of a liquid trading market for the Company’s Common Shares.  Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all.  There can be no assurance that the Company will continue to meet the listing requirements of the TSX or the NYSE Amex Equities or achieve listing on any other public listing exchange.

26.
Classification as a Passive Foreign Investment Company has adverse income tax consequences for United States shareholders.  The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC in the foreseeable future. Consequently, this classification will result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these U.S. tax consequences, shareholders and prospective US holders of the Company’s Common Shares are encouraged to consult their own tax advisers.

27.
The Company, its principals and assets are located outside of the United States, which makes it difficult to effect service of process, or enforce within the United States, any judgments obtained against the Company or its officers or directors.  Substantially all of the Company’s assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States.  As a result, it may be difficult for investors to effect service of process or enforce within the United States any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

MAG Silver Corp.
2010 Annual Information Form

28.
The Company has outstanding stock options which, if exercised, could cause dilution to existing shareholders.  At March 29, 2011, the Company had 3,783,933 stock options issued and outstanding with a weighted average exercise price of $8.68 per share. Stock options are likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such stock options.  The exercise of such stock options and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders’ percentage interest in the Company.

29.
The Company is dependent on its key personnel, some of whom have not entered into written agreements with the Company and whom are not insured by the Company.  The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President & CEO, Dan MacInnis, and its other officers, whom have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company’s business plan.  The Company also relies heavily on Dr. Peter Megaw for the planning, execution and assessment of the Company’s exploration programs.  Dr. Megaw, is a director of and consultant to the Company and he is paid a fee for his consulting services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained “key man” insurance for any of its management or consultants. The loss of either Dan MacInnis or Dr. Megaw may have a temporary negative impact on the Company until they were replaced.

30.
The Company does not pay dividends. Payment of dividends on the Company’s Common Shares is within the discretion of the Company’s Board and will depend upon the Company’s future earnings, its capital requirements and financial condition, and other relevant factors.  The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

31.
The Company’s directors and officers may have conflicts of interest which may not be resolved in favour of the Company, which in turn may adversely affect the Company. Most of the Company’s directors and officers do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  Although we have policies which address such potential conflicts and the Corporations Act, British Columbia, has provisions governing directors in the event of such a conflict, none of the Company’s constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected. See “Directors and Officers” for details of other companies that the Company’s officers and directors are involved with.

MAG Silver Corp.
2010 Annual Information Form

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs can be substantial, even with respect to claims that have no merit. In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the ICC, seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board, and also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.

Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s operations and financial position. At this writing, all documents with respect to the arbitration process have been filed and a decision is pending. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

Mineral Projects

All of the Company’s mining concessions are located in Mexico and are issued by the Federal Government of Mexico. To maintain 50-year mining concessions the Company must pay semi-annual taxes and file an annual work report. If the Company files for an extension prior to the expiry of the term of a concession, an additional 50-year extension of the mining concession can be obtained. All of the concessions held by the Company directly, or through option, are up to date with respect to Mexican Mining Concession Taxes and work filing requirements.

The majority of the Company’s mineral properties are located in remote and relatively uninhabited areas.  There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential surface usage issues in some areas.  Some surface rights are owned by local communities or “Ejidos” and some surface rights are owned by private ranching or dwelling interests.  Exploration activities are not materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access. The Company is required to negotiate either leases or acquire surface rights outright in those areas where it may wish to develop mining operations.  As of the date of this AIF, the Company owns surface rights over parts of Cinco de Mayo property. At the Juanicipio property, Minera Juanicipio, a joint venture company owned 44% by MAG and 56% by Fresnillo, has acquired some surface lands overlying the Valdecañas and Juanicipio Veins.  No surface rights are held on the remaining properties.

In some of the more remote property locations the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, Lagartos and Cinco de Mayo properties, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.

MAG Silver Corp.
2010 Annual Information Form
Juanicipio Property

The information contained herein is prepared by the Company and contains summarized information drawn from its own results and news releases as well as from certain technical reports.  More detailed information on the Juanicipio property, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and mineral resource and mineral reserve estimates, can be found in the following technical reports, which are available under the Company’s profile on SEDAR (www.sedar.com):

1.
Filed on SEDAR and dated August 19, 2009: a NI 43-101 technical report, prepared by S. Byron V. Stewart, P.Eng., and Hassan Ghaffari, P.Eng., of independent engineering firm Wardrop, a Tetra Tech Company, and Jean-Francois Couture, Ph.D., P.Geo. Commissioned by Minera Juanicipio, this preliminary economic assessment for a standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

2.
Filed on SEDAR and dated January 14, 2011: a NI 43-101 technical report, titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared by Qualified Person David A. Ross, P.Geo, of Scott Wilson RPA.

Introduction

The Juanicipio property covers approximately 7,679 hectares (18,967 acres) and is located in Zacatecas State, Mexico, just outside the mining town of Fresnillo. The Fresnillo mine area has been in almost continuous silver production since the 1500’s and today is host to the world’s largest producing silver mine, operated by Fresnillo.  The Juanicipio property lies 5 kilometres west of the principal production head-frame of the Fresnillo Mine and 2.5 kilometres west of the Saucito Vein, currently under preproduction construction as part of Fresnillo’s regional plan.

Juanicipio: Background of a Significant Silver Discovery

Juanicipio is the most important project in the Company’s portfolio of properties as it hosts a significant discovery of high grade silver, gold veins.  The Valdecañas Vein was discovered in December 2005 and continues to undergo an intensive drill campaign to delineate its full potential.

The Juanicipio property and its potential were first recognized by a consultant in the mid 1990s who subsequently presented the Company with the opportunity to acquire the Juanicipio property.  In a series of business transactions involving shares and cash between July 2002 and July 2003, the Company acquired a 100% beneficial interest in the Juanicipio property through its 100% owned Mexican subsidiary Minera Lagartos S.A. de C.V.

MAG Silver Corp.
2010 Annual Information Form

A series of nine drill holes were drilled by the Company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the Company was approached by Peñoles, a major Mexican mining company, which effective July 1, 2005 was granted an option to earn a 56% interest in the Juanicipio property for conducting staged exploration expenditures totalling US$5,000,000 over four years and purchasing US$1,000,000 of securities of the Company.

In late 2006, Peñoles made a significant discovery of a wide epithermal vein at depth in the Valdecañas vein, carrying high grade values of silver, gold, lead and zinc.  By May of 2007, Peñoles had fulfilled their expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is held 44% by the Company through its 100% owned Mexican subsidiary, Lagartos, and 56% by Fresnillo.  Fresnillo is the operator of the project and both parties fund pro-rata all exploration and development programs.

Project Description and Location

The Juanicipio joint venture property is located in central Zacatecas State, approximately 70 kolometres by road northwest of the state capital of Zacatecas City.  Zacatecas City has a population of approximately 255,000 and is located about 550 kilometres northwest of Mexico City.  Zacatecas City is serviced by daily flights from Mexico City.  The property is accessible by Federal Highway 49 northwest from Zacatecas City to Fresnillo, then six kilometres to the southwest along paved and dirt roads.  The centre of the property is located at roughly 102° 58’ east and 23° 05’ north (see Figure 1).

The Juanicipio property covers approximately 7,679 hectares (18,967 acres) and lies within the Mexican Mesa Central or Altiplano. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges. The Altiplano in this region is dominated by broad alluvium filled valleys between mountain ranges with an average elevation of approximately 1,700 metres AMSL. Local mountain ranges reach 3,000 metres AMSL. Elevations on the Juanicipio property itself range from 2,050 metres to 2,450 metres AMSL and the terrain is moderate to rugged.

Vegetation is sparse and consists mainly of grasses, low thorny shrubs, and cacti with scattered oak forests at higher elevations. Surface water is rare, but groundwater is available.

The climate is warm and arid.  Temperatures vary from 0°C to 41°C and average 21°C.  The average annual precipitation ranges from 800 mm to 1,000 mm, with the period from June to September being the rainiest.  Exploration and development can be carried out twelve months a year.

The closest full service town is Fresnillo, located eight kilometres from the property. Fresnillo has a population of approximately 200,000 and has all the services required to support a mining operation including a trained workforce, hospital, and accommodations.

The closest airport with daily air service to Mexico City is located at Zacatecas City.  Both Zacatecas City and Fresnillo are serviced by rail.

MAG Silver Corp.
2010 Annual Information Form
There is an electric power substation in Fresnillo.

The only permanent infrastructure on the subject claim is a series of exploration roads used to access drill sites.

Water is abundant at depth. The Mexican Mining Law states: Article 19 - Mining Concessions grants the right to:

●
Utilize the waters emanating from the works in the mines for their exploration or exploitation, the beneficiation of minerals or substances obtained and the domestic use of personnel employed thereat; and

●	Obtain a preferential right for a concession on the mine waters for any use other than those indicated in the preceding paragraphs, in terms of the applicable law.

Figure 1 - Juanicipio property, Zacatecas State

Accessibility

The Juanicipio Joint Venture is located 70 kilometres by road northwest of Zacatecas City in central Zacatecas State. The property is accessible by taking Federal Highway 49 northwest from Zacatecas City to Fresnillo and then six kilometres to the southwest along paved and dirt roads.

MAG Silver Corp.
2010 Annual Information Form

Ownership

The Juanicipio 1 concession was originally staked in 1996, with title eventually granted in 1998.  It was held under the name of Juan Antonio Rosales and covered an area of approximately 28,000 ha. The concession was later acquired by Martin Sutti, who optioned it to Minera Sunshine de Mexico S.A. de C.V (“Minera Sunshine”) until 2001.

In July 2002, Lagartos optioned the Juanicipio 1 concession. On August 8, 2002, MAG entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Lagartos. This agreement was later amended such that MAG could acquire a 99% interest in Lagartos and a beneficial ownership of the remaining 1% interest.

On April 4, 2005, MAG announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property by spending US$5 million on or before the end of year four of the agreement.  Peñoles committed to a minimum expenditure of US$750,000 including at least 3,000 metres of drilling in the first year of the agreement.  Peñoles subscribed for US$500,000 in common shares of the Company at the market price on signing and an additional US$500,000 in common shares of the Company if the contract continued into the second year.  All earn-in requirements had been met.

On December 21, 2007, Fresnillo and MAG announced the formation of a new company incorporated in Mexico, Minera Juanicipio, to operate the joint venture.  Minera Juanicipio is 56% held by Fresnillo and 44% held by MAG, with Fresnillo acting as the operator, and all funding of all expenditures shared in proportion to each party’s ownership interest in the joint venture (44% in the case of the Company).

In March 2008, Peñoles’ interest in Minera Juanicipio was acquired by Fresnillo, which subsequently completed its initial public offering, with its common shares being listed on the London Stock Exchange.  To the knowledge of MAG, approximately 77% of the common shares of Fresnillo are owned by Peñoles or its affiliates.

At December 31, 2010 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 10.5 million pesos ($842,700), value added taxes recoverable and other receivables in the amount of 10.9 million pesos ($879,000) and mineral, surface rights and exploration expenditures in the amount of 289.7 million pesos ($23.3 million).  Payables to Peñoles and other vendors for exploration work amounted to 3.5 million pesos ($284,900) while shareholders equity was 307.5 million pesos ($24.8 million).  There are no expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

The Juanicipio property consists of a single mining concession (Claim #226339) measuring 7,679.21 ha.  The concession was issued on December 13, 2005 and expires on December 12, 2055.

Surface ownership over the area of interest in the northeast portion of the Juanicipio property was held by the Valdecañas Ejido and Ejido Saucito de Poleo. The joint venture has purchased the surface rights of that area for US$1.40 million.

MAG Silver Corp.
2010 Annual Information Form

Permitting

A variety of permits are required to undertake an exploration program on the scale of the Juanicipio Project.  These include Soil Use Change Permits, Environmental Impact Permits, Drilling Permits, and various permits regarding generation, storage and disposal of drilling waste materials.  The Juanicipio Joint Venture owns the surface over most of the work area outright, so acquiring surface access permission is obviated.

The Joint Venture has obtained all of the necessary permits described above for the on-going exploration program and to the best of Company’s knowledge the Joint Venture is in good standing with SEMARNAT, the Mexican Environmental Protection Agency.

History

Silver mineralization in the Fresnillo area was discovered in 1554.  Although no records exist prior to the 1970s, the Juanicipio property was likely prospected periodically over the years because of its proximity to Fresnillo mining area.

Peñoles drilled several holes to the northeast of the property in the 1970s and 1980s, prior to the discovery of the nearby San Carlos Vein.  Concerted exploration of the areas adjoining the Juanicipio property was begun by Fresnillo in 2006 based on results from the Valdecañas Vein and San Carlos Vein.

From 2000 to 2001, Minera Sunshine contracted IMDEX Inc./Cascabel S.A. de C.V. (“IMDEX/Cascabel”) to complete property-wide (1:50,000 scale) geological mapping, preliminary rock chip sampling, Landsat image and air photo analysis.  This was followed by more detailed (1:5,000 scale) geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling and a limited amount of Natural Source Audio Magnetotelluric (NSAMT) geophysical surveying.  The NSAMT survey was used to define structures, mainly in the northeastern part of the property. Minera Sunshine obtained drill permits to test this area but was not able to complete the drilling before terminating the option in 2001.

MAG Silver was presented with the opportunity to acquire the Juanicipio property by IMDEX/Cascabel in 2002 and in a series of business transactions involving shares and cash between July 2002 and July 2003, the Company acquired a 100% beneficial interest in the Juanicipio property through its 100% owned Mexican subsidiary, Lagartos. .

A series of nine drill holes were drilled by the Company between April 2003 and December 2004.  Significant intercepts of silver and gold were encountered in this early stage drill program. During this period of drilling the Company was approached by Peñoles, a major Mexican mining company, which effective July 1, 2005 was granted an option to earn a 56% interest in the Juanicipio property for conducting staged exploration expenditures totalling US$5,000,000 over four years and purchasing US$1,000,000 of securities of the Company.

MAG Silver Corp.
2010 Annual Information Form

In late 2006, Peñoles made a significant discovery of a wide epithermal vein at depth in the Valdecañas vein, carrying high grade values of silver, gold, lead and zinc.  By May of 2007, Peñoles had fulfilled their expenditure commitment to earn a 56% interest in the Juanicipio property and in December of 2007, the Company and Peñoles incorporated a joint venture company, Minera Juanicipio, to operate the joint venture. Minera Juanicipio is held 44% by the Company through its 100% owned Mexican subsidiary, Lagartos, and 56% by Fresnillo.  Fresnillo is the operator of the project and both parties fund pro-rata all exploration and development programs.

In April 2008, Fresnillo reported an initial Mineral Resource estimate for the Valdecañas deposit. In June 2008, MAG retained SRK Consulting (Canada) Inc. (“SRK”) to prepare a NI 43-101 Technical Report documenting the initial Mineral Resource estimate prepared by Fresnillo and audited by SRK.

Scott Wilson RPA prepared a Mineral Resource estimate in 2009 based drill hole results available to January 29, 2009.  This work was done independently of the modelling and estimation work by Fresnillo.

In May 2009, Wardrop was retained by Minera Juanicipio to carry out a scoping level study on the Valdecañas deposit.  The study was filed on SEDAR on November 6, 2009.  A summary of the highlights is provided below.

The study was completed on the basis that the joint mine/mill project would be conducted on a "Stand Alone" basis, independent of any other regional mining operations or related infrastructure. It was based on mineral resource estimates made by Fresnillo.  It was also assumed that the most economical and efficient access to the mine would be via a ramp.  The estimates are to an accuracy of + 35%.  All costs are in US$ and the Wardrop Base Case utilizes the Energy and Metals Consensus Forecasts (ECMF) quarterly reports in calculating Wardrop/ECMF prices.

Wardrop Base Case:
●	Pre-tax net present value (NPV) for the project, at 5% Discount Rate and using US$10.59 per ounce Ag is estimated at US$671 million (MAG's share at 44% estimated at US$295.2 M).
●	2.6 year payback period.
●	Pre-Tax Internal Rate of Return (IRR) estimated at 38.5%.
●	3.5 year pre-development period.
●	12.6 year mine life (at 2,350 tonnes per day mine rate).
●	Capital Cost estimated at US$217 M.
●	Operating Cost US$42.28 per tonne milled.
●	Unit Cost per ounce of accountable silver US$2.56.

A second case highlights what MAG believes to be a pricing scenario more in keeping with the United States Securities and Exchange Commission's Industry Guide 7, interpreted by the SEC Staff as requiring a 3 year trailing price for metals.  Wardrop used a 4 year trailing average.

Wardrop Case - using 4 year average silver price:
●	Pre-tax NPV for the project at 5% Discount Rate and 4 year average silver price (US$12.32 per ounce Ag) estimated at US$967 M (MAG's share at 44% estimated at US$425.5 M).

MAG Silver Corp.
2010 Annual Information Form

●	2.2 year payback period.
●	Pre-tax IRR estimated at 48.4%.
●	3.5 year pre-development period.
●	12.6 year mine life at (2,350 tpd mine rate).
●	Capital Cost estimated at US$217 M.
●	Operating Cost US$42.28 per tonne milled.
●	Unit Cost per ounce of accountable silver US$1.77.

Based on the recommendations of the Wardrop Scoping Study, infill drilling along the Valdecañas Vein was initiated to convert a significant portion of the Inferred Resources into Indicated Resources as the basis for initiating a Prefeasibility Study based on an updated mineral inventory.  A 10 hole program utilizing 4 drills to accomplish this was completed by June 2010 and in July 2010, Minera Juanicipio engaged AMC to undertake a prefeasibility study for the development of a ‘standalone’ underground silver mine on the Valdecañas Vein. The prefeasibility study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed.  During the preparation phase of the ‘standalone’ prefeasibility study, it became apparent that a realistic and practical mine plan could not be properly proposed or designed if it was only to include or be based on Indicated Resources, as required by NI 43-101.  In order to better serve the objectives of the Juanicipio joint venture, AMC has been mandated by the Technical Committee of Minera Juanicipio to include both Inferred and Indicated resources in this independent “standalone” mine development study.  The Company has therefore taken the position that in order to comply with applicable Canadian regulatory requirements, subject to AMC’s consent, the study will be issued as an updated preliminary economic assessment and titled as a “Scoping Study Update, 2011” (“2011 Study Update”). Although termed an ‘update’ the highly detailed study is being conducted to an industry standard to allow Minera Juanicipio to move ahead with the project. A preliminary working draft of the study was received by Minera Juanicipio in late February 2011 and the Technical Committee of the joint venture is carrying out a peer review of the document. Both MAG and Fresnillo jointly provided opinions and suggestions whereby certain optimizations of the study could be attained. Although no assurances can be made regarding AMC’s timing for delivery, a revised draft of the study is expected very early in the second quarter of 2011, and a final report shortly thereafter.

On December 1, 2010, the Company announced an updated mineral resource estimate for the Juanicipio Property made by Scott Wilson RPA on behalf of the Company. The updated mineral resource estimate is based on drill results available to September 8, 2010 and used methods similar to the previous estimate of March 2009.  A NI 43-101 technical report documenting the mineral resource estimate was filed on SEDAR on January 18, 2011.

The 2011 Study Update in progress will not include all of the resources included in the Scott Wilson RPA resource estimation but will focus on the Valdecañas Vein and the Hanging wall and portions of the Footwall vein. The remaining resources will come into the mine planning process as more drilling and pre-development work is completed in the future.

The resource calculation completed in 2010 also included a first resource estimate for the Juanicipio Vein, which lies roughly 1.1 kilometres south of the Vein. The Juanicipio Vein is estimated to contain an Inferred Resource of 260,000 tonnes grading 553 g/t silver (16.1 opt) and 4.37 g/g gold for almost  4.7 million ounces of silver and 40,000 ounces of gold. For more details, please see the section below titled Mineral Resources in this AIF.

MAG Silver Corp.
2010 Annual Information Form
Geological Setting

The Juanicipio property lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental volcanic plateau. Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic. These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño and Chilitos formations. The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks.  Mesozoic marine rocks are host to the San Nicolas volcanogenic massive sulphide (VMS) deposit and Francisco Madero sedimentary exhalative (Sedex) deposit.

The Fresnillo district’s lowest stratigraphic unit is the early Cretaceous, greywacke and shale units of the Proaño Group. The Proaño Group is broken into two formations: the “lower greywacke” Valdecañas Formation, comprised of thinly bedded greywacke and shale, and the “upper greywacke” Plateros Formation, comprised of carbonaceous and calcareous shale at the base grading to immature sandstone units.

Laramide thrust faulting complicates the stratigraphy of the overlying limestone units, called the Cerro Gordo and Fortuna units in the Fresnillo district, and the Chilitos Formation volcanic and volcaniclastic rocks. Regionally, the Cerro Gordo and Fortuna limestone units appear to be the stratigraphic equivalents of the Cuestra del Cura Formation and are probably early Cretaceous in age and overlie the Proaño Group clastic sedimentary rocks. In this case, volcanic and volcaniclastic rocks of the Chilitos Formation are likely late Cretaceous in age and represent the earliest phase of volcanism identified in the area, and possibly correlate to the base of the “lower volcanic complex” of the Sierra Madre volcanic arc.

Structural Geology

Field mapping and regional satellite image interpretation suggests that the Sierra Valdecañas range is a topographically high, but structurally down-dropped block that is bounded by several major orthogonal northeast and northwest structures. The most notable of these is the more than 200 kilometres long Fresnillo strike-slip fault and its parallel structure, the San Acacio-Zacatecas fault to the east of the Juanicipio property. Also, it appears that the San Acacio-Zacatecas structure traverses the northeast corner of the Juanicipio property and coincides with the Valdecañas and Juanicipio veins.

On the Juanicipio property, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures.  From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon.  More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults.  These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways. NSAMT surveys on the Juanicipio property appear to confirm the presence of these northwest trending structures and they were the primary drill targets for the 2003 and 2004 drilling program.

MAG Silver Corp.
2010 Annual Information Form
Deposit Types

The Fresnillo district is a world-class silver mining district located in the centre of the 1800 kilometres long Mexican Silver Belt including mining districts Sombrerete (San Martín, Sabinas Mines), Zacatecas, Real de Angeles, Pachuca, and Taxco. Fresnillo owns and operates the Proaño (Fresnillo) silver mine which has been in production since 1550.  Since 1554, the district has produced more than 850 million ounces of silver at an average grade of 405 g/t Ag, with substantial gold, lead, and zinc credits. Published resources for the district are over 700 million ounces at comparable grade.  This combined production plus resource makes the Fresnillo District the largest silver vein system in Mexico and second largest in the world.  According to the Silver Institute (http://www.silverinstitute.org), the Proaño mine produced 37.9 million ounces of silver in 2009, ranking second in the world as a primary silver producer and third in the world overall.

The veins are laterally very extensive and, although the structures are quite persistent with depth, the silver-gold rich section of each structure is typically limited to a 300 to 400 metre range of elevation corresponding to the boiling zone of the fossil hydrothermal system. Metal distributions show a subhorizontal zoning, with base metal abundance increasing with depth. The main veins have been mined continuously over lateral distances exceeding one kilometre.

Low sulphidation epithermal deposits are related to the circulation of reduced, near neutral, dilute fluids developed by mixing of hot magmatic fluids with deep circulating groundwater. Metal deposition typically occurs during fluid ascent along open deep-seated structures through a combination of processes including fluid mixing, cooling, degassing and transient boiling. The hydrothermal deposits exhibit strong vertical zoning about the transient boiling zone, with precious metals generally enriched above the boiling zone and base metals abundances increasing with depth.

These hydrothermal deposits are important supply of silver, gold, and base metals such as lead, zinc, and occasionally copper.

Mineralization

The two significant silver-gold epithermal structures discovered to date on the Juanicipio property are known as the Valdecañas and Juanicipio veins. Both veins strike east-southeast and dip 35o to 50o southwest.  The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the property.

Valdecañas Vein

The Valdecañas Vein cuts across the northeastern corner of the Juanicipio Claim, less than 1.5 kilometres from the nearest underground workings on the San Carlos Vein of the Fresnillo Mine.

As of December 31, 2010, 66 drill holes had tested the lateral and depth extensions of the Valdecañas structure.  The vein extends for over 1500 metres within the Juanicipio Claim and is believed to continue beyond the claim boundary in both the northwest and southeast directions. It varies in true thickness from less than one metre to twenty metres, averaging approximately   6.2 metres.  The precious metals rich zone is over 450 metres in vertical extent.  The vein structure is made up of one main vein, four parallel to subparallel smaller veins, and one stockwork zone.

MAG Silver Corp.
2010 Annual Information Form

Mineralization consists of precious metal rich, banded or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The Valdecañas Vein has undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding, and open-space cocks-comb textures and vuggy silica. The vein exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections. Notably, the gold rich mineralization cuts across the silver rich zones, which in turn cut earlier base-metal dominant stages indicating complex multi-stage mineralization seen separately in other parts of the district.

Juanicipio Vein

The Juanicipio Vein was discovered in 2003 by MAG prior to the discovery of the Valdecañas system, which is located 1,100 metres to the north. Discovery Hole JI03-01 intersected two metres averaging 630 g/t silver and 11.4 g/t gold at a vertical depth of approximately 515 metres.

The stratigraphy of the Juanicipio area is very similar to that of the adjacent Fresnillo District.  The rocks exposed appear similar to the upper Valdecañas Sediments of the Proaño Group as seen in the main portion of the Fresnillo District.

The next youngest rocks are thinly bedded sediments and volcanic rocks. These rocks are poorly resistant to weathering and crop out sparingly beneath materials sloughed off the bold outcrops of volcanic rocks along Linares Canyon and at Piedras.  This surface is buried by Tertiary age alluvium, surface debris, and a variety of middle-Tertiary volcanic ash flows.

Exploration

Exploration on the Juanicipio property prior to MAG’s involvement is outlined above.

In 2007, MAG arranged helicopter-borne geophysical test survey using Aeroquest’s AeroTEM II time domain electromagnetic system employed in conjunction with a high-sensitivity caesium vapour magnetometer. Ancillary equipment includes a real-time differential GPS navigation system, radar altimeter, video recorder, and a base station magnetometer. Full-waveform streaming electromagnetic data are recorded at 36,000 samples per second.  The total survey coverage presented was 351 line kilometres.  The survey was flown at 100 metre line spacing in a north-south flight direction.

Diamond core drilling has been the principal exploration tool since the establishment of the Joint Venture. The bulk of field exploration undertaken since establishment of the Joint Venture has been limited to surface tracing of previously mapped structures to determine their possible correlation to veins and structures intercepted in drilling.

As of December 31, 2010, approximately 122 holes have been completed on the Juanicipio property for a total of 108,673 metres. From May 2003 to June 2004, MAG completed nine core holes for a total of 7,346 metres.  From August 2005 to December 31, 2010, Fresnillo completed approximately 113 bore holes for a total of approximately 108,673 metres. Of this total, 62,365 metres were drilled on the Valdecañas Vein, 21,792 metres on the Juanicipio Vein and 24,516 metres drilled on other structural or vein targets.  Collectively these intersections combined to show the high grade silver/gold zone of the Valdecañas Vein to have a vertical height of almost 450 metres and have established a strike length for this zone of approximately 1,500 metres.  The picture of the Juanicipio Vein is still emerging, but an Inferred Resource has been calculated for part of what appears to be an emerging coherent mineralized shoot on its eastern end.

MAG Silver Corp.
2010 Annual Information Form

Drilling on the Juanicipio property has been contracted to various companies since 2004.  All the drilling has been diamond core.  Fresnillo currently contracts drilling to Perforservice S.A. de C.V. (“Perforservice”), an agent of Boart Longyear, headquartered in Aguascalientes, Mexico. Perforservice currently operates five drill rigs on the property.  Diamond drill holes are commonly collared using HQ (64 millimetres core diameter) equipment and reduced to NQ (48 millimetres core diameter) or BQ (37 millimetres) as drilling conditions dictate.

Fresnillo uses an up-to-date Datamine database and 3D model to plan hole location and orientation.  Spacing is designed to be 100 metres both along strike and down dip in the plane of mineralization. All drill hole collars are surveyed using differential GPS or a transit system.  Downhole deviation is monitored using a Flexit instrument with readings at intervals ranging from 50 to 100 metres.  Drilling by MAG recorded surveys every 15 metres.  Once a drill hole is completed, casing is pulled and collars are identified with cement monuments with the drill hole number engraved. The site is then re-vegetated according to local law.

Sampling by MAG

Drill core was brought to a core logging facility in Fresnillo where it was labelled, photographed, logged, and sampled under the supervision of MAG geologists. Core recovery was generally greater than 90% except in extremely fractured near-surface rock, argillite, or wider fault structures.

Samples were collected from half core and split lengthwise with a manual wheel splitter. Sample intervals ranged from 0.1 metres to more than 3.0 metres in length, and mostly honour geological, alteration, and mineralization contacts. Several metres were also sampled above and below mineralized zones. Sampling intervals were marked by a geologist and core was typically sampled continuously between sampling marks.

Sampling by Fresnillo

Drill core is transported by Fresnillo personnel twice daily to a core handling facility located near the Saucito minesite.  Geotechnicians check depth markers and box numbers, reconstruct the core, and calculate recoveries.  Fresnillo geologists log, mark out sample intervals, and assign sample numbers.  Descriptive information is collected including recovery, lithology, alteration, structure, mineralization and rock quality designation (“RQD”). Sample intervals range from three centimetres to twelve metres.  One blank and one of two different standards are submitted into each batch of 20 or 30 samples.  Samples are placed in pre-numbered plastic sample bags, boxed, and stored in a secure facility prior to shipping.

Density is measured using a water displacement method.  Volume is estimated to the nearest 10 milliletres using a beaker with graduations of 100 milliletres.  Mass is measured using a triple beam balance to the nearest half gram.  The core is not sealed.  Scott Wilson RPA recommends that Fresnillo acquire an electronic scale with a lower hook in order to measure density according to Archimedes’ principle whereby core is weighed in air and again in water.

MAG Silver Corp.
2010 Annual Information Form

Company geologists periodically review the work done by geologists and samplers working for Fresnillo plc, Juanicipio Joint Venture operators. Overall their work is done to high industry standards and is representative of the materials being sampled. Sample intervals are appropriately guided by geologic and mineralogic breaks with a maximum 1 metre sample length.  Core is split or sawn depending on the nature of the sample.  Sampling is as close to perpendicular to vein banding as possible, although highly contorted banding zones locally make this difficult.  A rigorous chain of custody and QA/QC protocol is in place (see below) and appears to be closely followed.

Sample Preparation, Analyses and Security

MAG Samples

Technicians at MAG’s core facility in Fresnillo split, sealed, and labeled samples into plastic sample bags. Batches of samples were then packed in rice bags for shipment.  Samples were then transported to BSI Inspectorate preparatory laboratory in Durango, Mexico, by courier. The preparatory laboratory crushed, split, and pulverized the subsamples. Pulps were then flown to Reno, Nevada, in the United Sates for analysis, with some duplicate sample pulps sent to ALS Chemex in Vancouver, Canada.  No sample preparation was conducted by MAG employees, officers, or directors.

Analyses were carried out for silver, arsenic, antimony, copper, mercury, lead, and zinc by aqua regia digestion and flame atomic absorption analysis.  A standard fire assay was used for gold.

Fresnillo Samples

Samples are shipped to the ALS Chemex preparatory laboratory in Guadalajara, Mexico, for preparation and pulps are then forwarded to ALS Chemex assay laboratory in Vancouver, Canada, for analysis.  No sample preparation was conducted by Fresnillo employees, officers, or directors.

Each sample was analyzed for a suite of elements including silver, lead, and zinc by ICP-AES analysis and standard fire assay for gold. In the case where the silver ICP-AES upper limit of 100 ppm is reached, the sample is tested using a gravimetric analysis method.

Core Storage and Security

Drill core from the Juanicipio drilling was previously stored in two locations. Mineralized intercepts were stored in a locked shed located at the Fresnillo core handling facility near the Saucito minesite. Other core was stored alongside core from other Fresnillo projects in a large core storage facility located on Fresnillo’s private land near the Saucito mine shaft.  All Juanicipio drill core has been since moved to a recently constructed secure facility dedicated to Juanicipio drill core only.

Split core that has been bagged and readied for shipment is stored in the dedicated facility prior to shipping.

Quality Assurance and Quality Control

Quality assurance/quality control programs provide confidence in the resource database and help ensure that the database is reliable for resource estimation purposes.  Programs include measures and procedures to monitor the precision and accuracy at each stage of the sampling and analysis process.  Fresnillo’s QA/QC program calls for a blank, one of two standards, and a pulp duplicate in each batch of 20 or 30 samples.  Fresnillo also compiles results from the laboratory’s own internal blanks, standards, and duplicates.

MAG Silver Corp.
2010 Annual Information Form

The regular submission of blank material is used to assess contamination during sample preparation and to identify sample numbering errors. Fresnillo submits blank samples at a rate of one in every 20 samples. Blanks were initially sourced from barren drill core and later from construction materials.

Some blanks have returned silver values and may mark changes in the source material.  Several blanks return relatively unacceptable grades, leading to batch re-analyses.  Scott Wilson RPA recommends a review of the blank material and source of the increased silver values in blank samples.

Environmental Surveys

Environmental surveys done on the Juanicipio property to date are those required for drill permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

The only previous surface disturbances on the Juanicipio property were small prospect pits from which there has been no production.  Reconnaissance coverage and the fact that chain of ownership/title has been broken indicate that there are no inherited environmental liabilities from these disturbances.

Mineral Resources

2010 Independent Resource Estimate - Scott Wilson RPA

On December 1, 2010 the Company announced an independent updated mineral resource estimate for the Juanicipio Property made by Scott Wilson RPA on behalf of MAG.  The updated mineral resource estimate is based on drill results available to September 8, 2010 and used methods similar to the previous estimate of March 2009.  On January 14, 2011 a NI 43-101 technical report, titled “Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico” prepared by David A. Ross, P.Geo, of Scott Wilson RPA was filed on SEDAR.

Indicated Resources are now estimated to total 5.20 million tonnes of 662 g/t (19.3 opt) silver, 1.92 g/t gold, 1.78% lead, and 3.66% zinc at an NSR cut-off value of US$50 per tonne.  Total contained metals in the Indicated Resource are 110.8 million ounces of silver, 321,300 ounces of gold, 204.4 million pounds of lead, and 419.7 million pounds of zinc.  At the same cut-off value of US$50 per tonne, Inferred Resources are estimated to total 7.72 million tonnes of 376 g/t (11.0 opt) silver, 1.56 g/t gold, 1.53% lead, and 2.74% zinc.  The Inferred Resources contain an additional 93.3 million ounces of silver, 387,200 ounces of gold, 260.7 million pounds of lead, and 466.1 million pounds of zinc.

The Indicated Resources are located exclusively in the Valdecañas Main Vein and Hanging Wall Vein #1.  The Inferred Mineral Resources are contained within the Valdecañas Main Vein, several hanging and footwall veins and in a stockwork zone located within the Valdecañas structure.  For the first time, an Inferred Resource is included for the Juanicipio Vein, located 1100 metres to the south of the Valdecañas Vein.  Note that the Juanicipio Vein estimates do not include new Hole 18R that cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead.

MAG Silver Corp.
2010 Annual Information Form

Table 1 - Mineral Resource Estimate (Scott Wilson RPA)for the Juanicipio Project as of September 8, 2010

	Tonnage	Silver (Ag)	Gold (Au)	Lead (Pb)	Zinc (Zn)	NSR	Silver (Ag)	Gold (Au)	Lead (Pb)	Zinc (Zn)
	M t	g/t	g/t	%	%	US$/t	M oz	K oz	M lbs	M lbs
INDICATED
Valdecañas Main Vein	4.81	645	1.87	1.82	3.77	346	99.7	288.4	193.2	400.0
Hanging Wall Vein 1	0.40	868	2.57	1.28	2.25	430	11.1	32.9	11.2	19.7
Total Indicated	5.20	662	1.92	1.78	3.66	352	110.8	321.3	204.4	419.7
INFERRED
Valdecañas Main Vein	5.04	386	1.72	1.90	3.37	243	62.6	278.0	211.1	374.1
Footwall (Desprendido) Vein	0.79	510	0.69	0.51	0.82	231	12.9	17.5	8.8	14.1
Hanging Wall Vein 1	0.12	554	0.53	0.75	1.54	232	2.2	2.1	2.0	4.2
Hanging Wall Vein 2	0.35	802	1.17	1.79	3.68	368	9.0	13.1	13.8	28.3
Footwall Vein 2	0.19	136	1.21	2.97	4.55	139	0.8	7.3	12.3	18.9
Stockwork Zone	0.97	37	1.03	0.52	1.07	51	1.2	32.3	11.0	22.9
Juanicipio Vein	0.26	553	4.37	0.28	0.63	337	4.7	36.8	1.6	3.6
Total Inferred	7.72	376	1.56	1.53	2.74	224	93.3	387.2	260.7	466.1

Footnotes:
1.	CIM Definition Standards have been followed for classification of mineral resources.
2.	Mineral resources are reported at a NSR value cut-off of US$50/tonne.
3.
NSR values are calculated in US$ using factors of $0.42 per g/t silver, $21.25 per g/t gold, $9.73 per % lead and $8.14 per % zinc. These factors are based on metal prices of US$16.00/oz silver, US$1000/oz gold, $0.80/lb lead and $1.00/lb zinc and estimated recoveries and smelter terms.

4.	The mineral resource estimate uses drill hole data available as of September 8, 2010.
5.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
6.	Totals may not add correctly due to rounding.

Resource Estimation Details

The Juanicipio drill hole database includes 107 diamond core holes totaling 87,731 metres drilled prior to September 8, 2010.  A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized veins using the descriptive logs, a minimum NSR value of approximately US$50 per tonne, and a minimum thickness of 1.5 metres. Prior to compositing to two metre lengths, high grades were cut to 6,000 g/t silver, 16 g/t gold, and 15% for both lead and zinc.  Grades and density were estimated using inverse distance cubed.  All blocks within the wireframes are reported as mineral resource. Approximately 2% of the Indicated tonnes and 7% of the Inferred tonnes have values less than US$50 per tonne but are included for continuity. Much of the Stockwork Zone has NSR values less than US$50 per tonne, but it is included as mineral resource because it represents incremental tonnage adjacent to the Valdecañas and Footwall Veins.  Classification into the Indicated and Inferred categories was guided by the drill hole density and the apparent continuity of the mineralized zones.

MAG Silver Corp.
2010 Annual Information Form

Qualified Person – Resource: The mineral resource estimate for the Juanicipio Property disclosed in this AIF have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of NI 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for mineral resources and mineral reserves.

Exploration and Development

Drilling in 2011 of the Valdecañas Vein will be primarily directed to continue moving a substantial portion of the Inferred Resource to an Indicated Resource. Work will also continue to explore along the Juanicipio Vein for potential bonanza zones to the west and delineation of an emerging ore shoot on the east end of the vein.  Exploration will also focus on new areas in search for other deeply buried veins on the Juanicipio property.

The Company anticipates receiving a second draft of AMC’s 2011 Study Update, early in the second quarter of 2011, and a final report shortly thereafter.  A preliminary working draft of the study was received by Minera Juanicipio in late February 2011 and the Technical Committee of the joint venture is carrying out a peer review of the document. Both MAG and Fresnillo jointly provided opinions and suggestions whereby certain optimizations of the study could be attained.

In January 2011, Fresnillo and MAG jointly approved an initial 2011 exploration budget based on the recommendation of Minera Juanicipio’s Technical Committee totalling US$4.5 million (100%) of which US$1.98 million represents the Company’s pro rata 44% interest, and the Company has budgeted approximately $300,000 in other costs related to funding its oversight of the field and drilling program in the joint venture.  It is anticipated that this budget will be reviewed and amended accordingly in the second quarter of 2011 to reflect the recommendations of the final 2011 Study Update.  The Board of Minera Juanicipio deferred establishing a budget for engineering and development of the project pending receipt and review of the 2011 Study Update.

Cinco de Mayo Property

The information contained herein is prepared by the Company and contains summarized information drawn from its own results and news releases as well as from the technical report described below.  More detailed information on the Cinco de Mayo property, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and mineral resource and mineral reserve estimates, can be found in the following technical report, which is available under the Company’s profile on SEDAR (www.sedar.com):

1.
Filed on SEDAR September 10, 2010: a NI 43-101 technical report, dated September 10, 2010, entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico” prepared by Qualified Person David Ross, P.Geo, of Scott Wilson RPA.

MAG Silver Corp.
2010 Annual Information Form
Introduction

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property.  Cinco de Mayo is one of the Company’s four CRD style targets.

CRDs have contributed 40% of Mexico’s historic silver production, making them second only to epithermal veins in total ounces of silver produced in Mexico. CRDs can be very large systems ranging from 25 to 100 million tons of high-grade silver/lead/zinc ores. Mexico’s CRDs occur along the intersection of the Mexican Thrust Belt and the Tertiary age volcanic plateau of the Sierra Madre Occidental, a zone where structurally prepared limestone host rocks were invaded by metals-rich intrusive bodies.

The acquisition of the Cinco de Mayo property evolved from a review of data collected during 15 years of systematic exploration and a study of the geologic characteristics of the CRDs prospects in Chihuahua. The Cinco de Mayo property is centred on the Sierra Santa Lucia a roughly 25 kilometres long, 5 kilometres wide, 600 metre high mountain composed largely of limestone.  The centre of the range shows relatively few mineralized showing and exploration has focused along its eastern and western flanks in areas of virtually no outcrop save for prominent range-front jasperoid outcrops with local prospect workings and Cinco de Mayo Ridge a narrow limestone ridge containing two small historic mines lying just off the eastern limit of the range.

Property Description and Location

The Cinco de Mayo Project is located in north central Chihuahua State, approximately 190 kilometres northwest of the state capital of Chihuahua City. Chihuahua City is a major city with a population of about 750,000. The Cinco de Mayo property is located immediately west of the village of Benito Juárez and is accessible along dirt roads.

The Cinco de Mayo Project consists of 29 concessions totalling 25,073.81 hectares located in the Municipio de Buenaventura. Table 2 below lists the subject concessions along with their information including number, date of issue, expiry dates, and surface areas. Two of the 24 claims have been filed but not formerly issued by the mines office. All concessions in Mexico are now classed as exploration concessions with a 50 year life from the date of registration in the Public Registry of Mines. Concessions are renewable for an equal term so long as the concession is not cancelled by any act or omission sanctioned by the Mining Act and an application is filed within five years prior to its expiration.  The Company has entered into surface rights agreements with the Municipio de Buenaventura and Ejido Benito Juárez and private landowners to allow for on-going exploration and development of the property.  Some surface rights have also been acquired in the project area.

The property lies on the western bounding fault of the Chihuahua Trough which hosts major CRDs like Santa Eulalia (MAG’s Guigui Property), Naica, San Pedro Corralitos and Terrazas. This gives rise to a thick carbonate section amenable to host mineralization and a major regional zone of weakness for both ground preparation and intrusive emplacement. These are essential elements of the mineralization model.

Elevations on the property range from 1,330 MASL in the valley floor east of Sierra Santa Lucia to 1,940 MASL along the Sierra Santa Lucia ridge. Vegetation on the property is sparse and consists of range grass and scattered cacti and other shrubs with occasional Mesquite trees.

MAG Silver Corp.
2010 Annual Information Form

The closest airport with daily service to Mexico City, Dallas-Fort Worth, and Houston is located at Chihuahua City.  Daily service to Mexico City and other cities in Mexico is available nearby at Juarez City.

Figure 2 – Cinco de Mayo property, Chihuahua State

TABLE 2 - LIST OF CLAIMS
MAG Silver Corp. – Cinco de Mayo Project

Claim Name	Title Number	Date of Issue	Expiration Date	Area (ha)
DON JOSE	222251	June 22, 2004	June 21, 2054	1,640.0000
DON JOSE II	235685	Feb. 16, 2010	Feb. 15, 2060	469.9433
DON JOSE II FRACC. 1	235711	Feb. 19, 2010	Feb. 18, 2060	536.1942
DON JOSE II FRACC. 2	235712	Feb. 19, 2010	Feb. 18, 2060	1,005.5683
DON JOSE III	224331	Apr. 26, 2005	Apr. 25, 2055	78.7872
DON JOSE III FRAC. 2	209293	Mar. 30, 1999	Mar. 29, 2049	32.7879
DON JOSE IV REDUCCION	218474	Oct. 31, 2000	Oct. 30, 2050	348.5547
DON JOSE V	212878	Feb. 13, 2001	Feb. 12, 2046	47.7166
DON JOSE VI	236414	June 30, 2010	June 29, 2060	412.2388
DON JOSE VII	237045	Oct. 22, 2010	Oct. 21, 2060	8.4199
DON JOSE VIII	In progress
DON ROBERTO	224252	Apr. 22, 2005	Apr. 21, 2055	453.4431
CINCO DE MAYO	216086	Apr. 9, 2002	Apr. 8, 2048	65.0000
DANIEL	229222	Mar. 27, 2007	Mar. 26, 2057	1,653.9137
DANIEL I	229249	Mar. 28, 2007	Mar. 27, 2057	4.8630
INDEPENDENCIA	229744	June 13, 2007	June 12, 2057	17,096.9082
LA MARY	230455	Sept. 4, 2007	Sept. 3, 2057	12.0000
LA AMISTAD	230454	Sept. 4, 2007	Sept. 3, 2057	11.4935
EL PLOMO	230475	Sept. 6, 2007	Sept. 5, 2057	20.0000
LA FORTUNA	228746	Jan. 18, 2007	Jan. 17, 2057	132.9008
LA SINFOROSA	228747	Jan. 18, 2007	Jan. 17, 2057	192.5727
EL CHINACATE	228723	Jan. 17, 2007	Jan. 16, 2057	651.9335
CAMARADA	228487	Nov. 24, 2006	Nov. 23, 2056	29.8687
TRES AMIGOS	228148	Oct. 6, 2006	Oct. 5, 2056	150.8245
LA FORTUNA	220802	8-Oct-2003	7-Oct-2051	8.6804
LA FORTUNA I	221879	7-Apr-2004	6-Apr-2052	0.6584
JOSEFINA I	221881	7-Apr-2004	6-Apr-2052	12.0000
CRIPTO	221884	7-Apr-2004	6-Apr-2052	9.0000
EL MANZANILLO	221877	7-Apr-2004	6-Apr-2052	8.5801
				25,094.85

MAG Silver Corp.
2010 Annual Information Form
Accessibility

The Cinco de Mayo property is located approximately 190 kilometres northwest of the city of Chihuahua. Major highways lead to the town of Benito Juarez and from there dirt roads and tracks lead to the Cinco de Mayo property. Year round access is good.  Project labor is hired from the town of Benito Juarez.

Other than exploration drill roads used to access drill sites, there is currently no permanent infrastructure on the property.

A potential mining development on the property would likely have access to electric power from the Mexican national transmission grid.  A high tension power line bisects the southern part of the property, approximately ten kilometres south of the Pozo Seco deposit.

The climate is dry to semi-arid, although there is regular rainfall. The average annual temperature is 20°C. Annual rainfall ranges from 220 millimetres to 1,000 millimetres.

Property Subdivisions

The overall Cinco de Mayo property is very large; approximately 12 by 18 kilometres. Work to date indicates the presence of an integrated but very complex, large-scale, multiple-stage system with multiple large compositionally discrete zones. Oxidized silver-lead-zinc replacement mineralization was originally found in outcrop at Cinco de Mayo Ridge (project’s namesake), an elongate limestone ridge along the northeast flank of the Sierra Santa Lucia, the 600 metre high range that occupies the centre of the project area.  Buried silver-lead-zinc sulphide mineralization was subsequently found by drilling in the Jose Manto area, approximately 2 kilometres northwest of Cinco de Mayo Ridge.  The entire Jose Manto area is a nearly featureless flat alluvium covered area.  Intrusive-related tungsten skarn mineralization was found by drilling southeast of Cinco de Mayo Ridge at La Gloria, another flat alluvium covered area.  Molybdenum-Gold mineralization was found in subcrop and drilling at Pozo Seco along the western flank of the central Sierra Santa Lucia.  Pozo Seco is the largest mineralization zone known to date on the property.  Additional mineralization has been found in widely separated drilling south, west and north of Pozo Seco at Camarada (copper), the Rancho area (silver-lead-zinc), Pozo Seco West (silver-lead-zinc) and Polaris (gold-silver-lead-zinc), respectively.

Permitting

A variety of permits are required to undertake an exploration program on the scale of the Cinco de Mayo Project.  These include Soil Use Change Permits, Environmental Impact Permits, Drilling Permits, and various permits regarding generation, storage and disposal of drilling waste materials.  The Company has surface access agreements in place with a variety of private surface owners and both ejidos that own land in the project area.

MAG Silver Corp.
2010 Annual Information Form

The Company has obtained all of the necessary permits described above for the on-going exploration program and  to the best of Company’s knowledge the Project has passed all inspections and remains is in good standing with SEMARNAT, the Mexican Environmental Protection Agency.

Permitting for more intensive disturbance stemming from carrying the Pozo Seco moly-gold zone towards pre-production has been initiated.   No impediments to obtaining these permits are foreseen at the time of this writing.

Ownership

Under the terms of an agreement dated February 26, 2004, the Company has acquired a 100% interest in the Cinco de Mayo property, subject to a 2.5% net smelter returns royalty, in exchange for cash and share payments together worth US$1,000,000 and exploration expenditures of US$1,000,000 by July 26, 2009.  In fulfillment of the agreement, the Company has previously paid $1,057,575 (US$900,000) in cash, and issued 165,670 common shares at a value of $266,630 on the original property option.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

During the year ended December 31, 2009, the Company acquired a 100% interest in certain mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions.

During the year ended December 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for $789,253.

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$40,000 upon executing the agreements, and in order to earn its 100% interest, the Company must pay an additional US$180,000 for these mining concessions, in stages through 2015.

To December 31, 2010, the Company has completed approximately $28,491,766 in exploration costs on the project. Cinco de Mayo is the most advanced of MAG’s four CRD style targets.

History

Small scale mining took place in at least twelve locations sometime prior to the 1990s.  There are no known records describing this historic production history.  A series of small claims in these areas were held by private Mexican individuals.  The area was visited by Dr. Peter Megaw in 1992 on behalf of Teck Corporation (“Teck”) as part of a reconnaissance program in Chihuahua State carried out from 1991 to 1994.  Dr. Megaw determined that the area exhibited characteristics favourable for large CRD deposits and that Cinco de Mayo looked very much like the distal portions of the Santa Eulalia deposit.  Teck’s field work included reconnaissance mapping and detailed sampling of the jasperoid veins along Cinco Ridge.  Teck chose to drop its interest in the property and transferred the property to Cascabel in early 2000 with no retained interest.

MAG Silver Corp.
2010 Annual Information Form

Cascabel continued to stake claims until 2003.  In the mid-1990s, an affiliate of Industrias Peñoles S.A. de C.V. (“Peñoles”) drilled six reverse circulation holes for a total of 1,368 metres to test several silicified zones. The holes were drilled in an area not controlled by Cascabel at the time but that was later acquired.

Geology

Regional Setting

The Cinco de Mayo Project is located on the east bounding fault of the Carrizal Basin which when deformed during the Laramide Orogeny resulted in a western branch of the Mexican fold-thrust belt (“MFTB”).  The MFTB and the related Rocky Mountain fold-thrust belt (“RMFTB”) vary in timing and structural style from Alaska through Mexico depending on variations in stress, subduction zone geometry, and basin location and geometry. The MFTB in Chihuahua is the product of shortening along a northeast axis of the Chihuahua and Carrizal Mesozoic intracratonic basins.  Recent regional and local mapping has documented a subdivision of the well known Chihuahua Basin in northeastern Chihuahua into two subparallel basins, the Chihuahua Basin, and the newly defined Carrizal Basin in central Chihuahua.

Episodic Eocene, Oligocene, and Miocene magmatism is documented throughout the region. Dacitic to rhyodacitic Eocene volcanic rocks are interpreted to be related to ongoing folding that began during the Laramide. Miocene bimodal rhyolitic and basaltic andesitic volcanic rocks are thought to be related to extension.  The Oligocene magmatism may represent a period of transition between shortening and extension.  Most of the CRDs in Mexico were formed at this time, with the largest forming over the deep-seated, large-scale fault zones.  Cinco de Mayo Project lies near a major northwest fault structure on the western margin of the Carrizal Basin. Magmatism was active prior to the Oligocene, but if extension was occurring during the Oligocene, the newly reopened faults might have acted as conduits of intrusion emplacement and fluid flow at shallow levels within the structurally prepared Mesozoic carbonate sequence.

Local Geology

The principal host of mineralization at the Cinco de Mayo Project is brecciated early-Cretaceous carbonate rocks within the Carrizal Basin and Casas Grandes Platform.

Pozo Seco is a structurally controlled molybdenum-gold deposit hosted in silicified breccias that lie four kilometres southwest of the José Manto, a silver-lead-zinc-gold-copper-tungsten sulphide-dominant CRD body.  The Pozo Seco breccias experienced multiple stages of movement, with repeated silicification and mineralization events.  The molybdenum mineralization appears to have been deposited first, followed by gold, which continues at anomalous grades outside the molybdenum zone.  Pozo Seco molybdenum mineralization is comparable in style to the molybdenum-bearing mineralization that occurs in the proximal parts of several major Mexican CRD systems, but is many times more extensive than the largest known occurrence, the San Martin-Sabinas skarn-CRD system in Zacatecas.  Gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence, the Santa Eulalia CRD-skarn system in central Chihuahua.

MAG Silver Corp.
2010 Annual Information Form

Environmental Surveys

Environmental surveys done on the Cinco de Mayo Property to date are those required for drill and road building permitting.  These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Several small and inconsequential old workings and prospect pits are found in and around the Cinco de Mayo Property.  Reconnaissance and detailed coverage from the SEMARNAT indicates that there are no inherited environmental liabilities from these workings.

At present the construction of drill roads and drill pads are the only “modern” disturbances found at Cinco de Mayo. Active programs of road reclamation are being conducted by the Company and are monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

Exploration

Exploration work in the largely alluvium covered areas flanking the Sierra Santa Lucia is essentially “blind” and necessitates using geophysical techniques and geological extrapolation to trace mineralization beneath the thin (approximately 6 to 12 metres) cover.  The mineralization is known to contain magnetic pyrrhotite and the aeromagnetic survey has proven to be very useful.  Other geophysical methods (VTEM AND ZTEM) were tested in an attempt to delineate deeper structures. Induced polarization/apparent resistivity, of the tested ground techniques, appear to show the most promise. Mapping of hornfels and skarn mineralization has been an effective tool to lead us towards mineralization centres.

The results from the first nine holes (3,975 metres) drilled at Cinco de Mayo Ridge in 2006 were noteworthy. Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent northwest trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. (e.g. Hole CDM-01 had 6.11 metres of 5.7% zinc, 1.4% lead and 22.5 g/t silver). Mineralization remains open in all directions. At least trace mineralization was encountered in the remaining three holes. Holes 8 and 9 of the initial program were drilled, respectively, 1 and 2 kilometres northwest of the end of Cinco de Mayo Ridge.  Hole 9 encountered a significant thickness of sulphide mineralized hornfels, which was interpreted as a more proximal style of mineralization than that encountered in the first 7 holes.

A 12 hole, 6,316 metre drilling program was completed in late 2007 north and northwest of Cinco de Mayo Ridge and the Company announced assay results in early 2008. from  The highlight from this program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t (7.4 ounces per ton (opt)) silver, 6.4% lead and 7.0% zinc. This includes a compositionally distinct interval, 2.12 metres thick, grading 512 g/t (15.9 opt) silver, 12.15% lead and 13.10% zinc.

MAG Silver Corp.
2010 Annual Information Form

By mid-summer 2008, MAG had three drill rigs turning on the project. The exploration budget was increased in response to the successful results. By the end of 2008 drill holes CM08-22 to CM08-85 were completed. Most encountered massive sulfide mineralization and by the end of the year a zone, now referred to as the José Manto, was traced for over two kilometres along the principal northwest trending structural corridor revealed by the magnetic survey.

Early in 2009, MAG accelerated the drill program at Cinco de Mayo having recognized that the property was host to an extensive and well zoned CRD system.  It was also decided that the initial discovery, the Jose Manto, had limited size potential (5 to 7 million tonnes) and that its geometry and depth precluded further drilling in a timely fashion. The 2009 program then shifted focus to explore for the proximal center/source of the system to which outer (distal) styles of mineralization of the Jose Manto could be zonally related. The goal was to locate a major skarn deposit of size and grade that would be a significant contributor of value to the Company.

In mid-2009, drilling was successful in discovering high grade molybdenum/gold mineralization at “Pozo Seco” (Spanish for “Dry Well”) located about 5 kilometres southwest of the Jose Manto. Hole CM09-130 was drilled as a follow up to 2008 Hole CM08-83 which had cut 63.3 metres grading 0.179% molybdenum and 0.11 g/t gold.  Hole CM09-130 cut 44.7 metres grading 0.503% molybdenum and 0.08 g/t gold, and the two holes are considered the Pozo Seco Discovery holes.  The strong molybdenum mineralization at Pozo Seco is hosted in near-surface, flat-lying silicified breccias lying geologically above a 2 by 3 kilometre regional positive magnetic anomaly. This position is comparable to what is seen in the proximal parts of several major Mexican and U.S. CRD systems and is consistent with what MAG’s CRD exploration model predicted. Development of increasingly distal mineralization styles in structural corridors leading outwards from this centre is also consistent with the model.

The significance of the Pozo Seco Molybdenum (gold) Zone discovery was considered two-fold:

1) The high-grade molybdenum (approximately three times the average grade of most molybdenum producers) encountered over bulk mineable widths just below surface suggested the possibility of a standalone molybdenum operation;

2) The presence of high-grade molybdenum may indicate proximity to the intrusive centre of Cinco de Mayo’s silver-lead-zinc mineralization. A proximal molybdenum zone characterizes the San Martin-Sabinas District in Zacatecas, the largest skarn-replacement deposit known in Mexico.

The discovery was augmented by work begun in the spring of 2009 whereby two large regional airborne surveys were flown over the Cinco de Mayo property by Geotech Ltd. of Aurora, Ontario, Canada. Geotech surveyed the area with their VTEM/Aeromagnetic system then re-flew roughly a quarter of the area to test their new ZTEM system. Results from both surveys revealed and a number of drill targets.  The Pozo Seco zone appeared as a strong anomaly and high priority follow up target by both survey methods.

Drilling at Pozo Seco in the later two months of 2009 was part of a 20 hole, 2,000 metre program drilled on a 200 metre grid centered on discovery Hole CM09-130. To the end of 2009, sixteen vertical and two angle holes had been drilled into molybdenum-gold or gold mineralization, starting at or near the surface, in a broad, gently east-dipping, breccia developed along the strong northwest-trending Lucia Fault zone.  Effort then shifted to drilling vertical offsets on a 200 metre grid centred on a northwest-southeast trending axis through a combination of Hole CM-130 and a series a strong, multi-stage jasperoid breccia outcrops that show the same strong NW-SE fabric. Drilling showed that molybdenum mineralization continued for at least 1,500 metres to the northwest of Hole 130, but gives way abruptly to gold mineralization at the southeast end of the zone,

MAG Silver Corp.
2010 Annual Information Form

The western boundary to the Pozo Seco zone was found to be the Lucia Fault, a complexly deformed thrust fault that juxtaposes the favorable host limestones against relatively impermeable shales. This fault corresponds closely to the strong linear V-TEM anomaly mentioned above. Moly-gold mineralization was found to have an irregular eastern boundary, with the overall body ranging from 150 to over 350 metres wide.  The average width is 250 metres.  Angle holes (CM-137 and 138) were drilled north and west of discovery hole CM-130 to seek high-angle feeders for the flat-lying Pozo Seco Breccia.  Hole 138 hit a narrow, high-angle feature with strong molybdenum and modest gold values that may connect with the postulated northeast-trending gold feeder.

As noted above, molybdenum-gold mineralization gives way abruptly to gold-dominant mineralization. Hole CM09-150 marks the beginning of this gold-dominant zone and returned 27.50 grams gold in a 0.30 metre zone lying practically at surface and containing abundant visible gold within an overall 4.41 metres (4.95 to 9.36 metre depth) grading 1.99 grams gold.  Hole 150 and adjoining holes 153 and 123 show only trace molybdenum in contrast to neighboring holes.  Gold mineralization appears to have been fed into the molybdenum zone along the perpendicular northeast-trending Pozo Seco Fault zone that continues to the southwest to where geochemical grid sampling revealed a one kilometre diameter area with highly anomalous gold, silver, copper, zinc, lead, arsenic, antimony and mercury values directly overlying a high-point on the magnetic anomaly that underlies the entire Pozo Seco area.

Because Cinco de Mayo was emerging as large, complex and poorly exposed CRD system, a number of approaches were taken to locate the intrusive source of this strongly mineralized system. Existing geophysical data were combined and reprocessed in 3-D by Mira Geoscience Ltd, Montreal, Quebec, and incorporated with geochemical surveys and drilling results to establish early tonnage estimates and provide new drill targets. Also, using state of the art satellite imagery, Photosat Ltd., Vancouver, B.C. completed a 200 by 200 kilometre regional 3-D elevation model, covering the entire Cinco de Mayo property

In 2009, approximately 37,642 metres were drilled in 73 holes at Cinco de Mayo.  Historically to December 31, 2009 the Company had drilled approximately 92,758 metres on the property.

The 2010 exploration program was initially budgeted at approximately $4.7 million, however as the year progressed, results warranted accelerated and expanded programs.

Drilling in 2010 started very aggressively with five drills to outline and delineate the Pozo Seco Moly-Gold Zone.  The zone remained open to the NW and airborne geophysical results and surface work indicate a further 1.5 kilometre of strike length is highly probable.

Pozo Seco quickly developed substantial size and grade in 2010.  Contiguous holes outlined a tabular body approximately 2,500 metres long, averaging 250 to 300 metres wide and 50 metres thick. In August 2010, the Company received an updated mineral resource for the Cinco de Mayo project, as detailed below.

MAG Silver Corp.
2010 Annual Information Form

Molybdenum in the Pozo Seco body occurs largely in the form of the primary oxide mineral powellite. Molybdenite and pyrite are only locally seen. Gold is native and ranges from very fine-grained to visible. Metallurgical testing was initiated to assess the mineral recoverability of molybdenum and gold at Pozo Seco and was ongoing throughout the last half of 2010.   Gravitational separation, leaching and flotation techniques are being tested, with results pending.

Pozo Seco’s molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

By the end of 2010, drilling was advancing with four drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco mineralization zone. Exploration focused on locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source; a process called “vectoring.” A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.

Despite extensive cover, drilling west and southwest of Pozo Seco succeeded in revealing new sub-parallel NW-SE mineralized structural zones containing multiple fugitive veins with strong geochemical signatures within an area roughly 3 by 4 kilometres, primarily focused in: The Rancho Zone, 1,100 metres southwest of Pozo Seco; Pozo Seco West, 500 to 800 metres west of Pozo Seco; and Pozo Seco South, 1.5 kilometres south of Pozo Seco and at Polaris 3 kilometres to the NNE of Pozo Seco. Many of holes save, for the Polaris area holes, cut multiple mineralized veins and veinlets virtually all of which contain strongly anomalous gold values, in many cases associated with strong copper, lead and zinc values. Very high silver was encountered in two previous holes (255, 265). Many holes also showed significant features indicating proximity to an intrusive heat source including high copper and tungsten values.  Felsic dykes occur in the Pozo Seco Fault, which has almost east-west geometry. Highly altered felsic and intermediate dykes were also encountered in the Polaris area, which may also mark an east-west fault. The intersection of northwest-southeast faults, like the Lucia fault, and these east-west fault systems appears to coincide with areas of increased mineralization and thermal alteration, indicating that they may be significant feeders within the system and that a magmatic source may be present nearby.  The geochemical and geological characteristics of the results from these holes are being continuously evaluated for vectoring indications for on-going drilling.

Two additional target areas were identified and tested in 2010: Polaris and La Camarada.  Polaris is located almost three kilometres to the north of Pozo Seco and along the Santa Lucia Fault.  This area is in part outcrop at the north end of the range where a series of jasperoids are found in outcrop and sampling has revealed highly anomalous gold values up to 40 g/t gold. Projection of these structures out under cover along strike leads to an area of ZTEM geophysical anomalies coincident with a pronounced Mag low.  Holes in this zone have intersected intense silicification with anomalous gold values and a series of highly altered felsic and intermediate dykes. This area also produced several Manto Like intersections in the Finlay formation, the main mineralization host at Cinco de Mayo Ridge. Drilling here has been very difficult and four holes have been lost in a large fault showing pervasive clay alteration.  Further attempts are underway to successfully get through this zone.

MAG Silver Corp.
2010 Annual Information Form

La Camarada is one of the several internal acquisitions made in 2010 and is located four kilometres south east of Pozo Seco.  This property has a small mine operated by local prospectors and produces a copper oxide product. The best hole to date here by MAG intercepted 17.1 metres of 0.71% copper, 147 g/t silver and 2.5% zinc.  Additional holes in the area cut erratic copper and silver mineralization and it appears that the Camarada body is a steeply east-plunging chimney-like body.  Further drilling is planned for 2011.

Sampling

A systematic geochemical sampling program was begun in late 2009 on several outcrop areas near the Pozo Seco molybdenum-gold zone.  Sample intervals are selected based on visible mineralization and geological contacts.  Sample lengths in mineralized intervals vary from a minimum of 20 cm to six metres but are generally kept between 0.5 metres and 2.0 metres. Barren samples are commonly taken to shoulder both ends of mineralized zones and are typically one metre in length.  Core marked for sampling is sawn, with half returned to the box and the other half placed in plastic sample bags.  Assay intervals and sample numbers are marked on core boxes with marker.  The plastic sample bags are placed in larger rice bags and sealed for shipping. All the core from the Company’s drilling is cross-piled at secure locations in Benito Juárez.  The Company measures the density of every sample submitted for chemical analysis.

Over 200 samples were taken with the strongest results coming from a one kilometre diameter alluvium-surrounded outcrop area lying about 1,250 metres southwest of Hole 150 along the projection of the gold trend.  This area sits directly above a high on the strong positive magnetic anomaly that underlies the entire Pozo Seco zone and is believed to reflect an underlying intrusive body.  The area is laced with northwest-trending structures, many of which are silicified and some of which contain 20-50 centimetres thick galena and tennantite-bearing barite veins.  The area shows consistently high gold, silver, copper, zinc, lead, arsenic, antimony and mercury values. It was thought that the Pozo Seco South represents a halo to a much larger buried skarn as predicted by MAG’s geological model. A string of strong Geotech VTEM conductors and a conductive zone traced by the ZTEM airborne surveys supported this concept and drilling in and around the area has located extensive marble cut by a number of well mineralized structures and “fugitive calcite” veins, although no major skarn mineralization has yet been encountered. Core recoveries are calculated for each drilling interval and recorded in the digital logging system utilized for the project. Sample numbers are assigned by the digital logging system and carefully marked on the core boxes.  Sample intervals are guided by geologic and mineralogic breaks with a maximum 1 metre sample length in visually mineralized zones and 2 metres in alteration.  Core is split or sawn depending on the nature of the sample.  Sampling is as close to perpendicular to mineralization or alteration banding where possible, although highly contorted banding zones locally make this difficult.  A rigorous chain of custody and QA/QC protocol is in place and is closely followed.

Sampling, Analysis & Security of Samples

The Company has implemented a quality control program to ensure best practices in sampling and analysis of core samples. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

MAG Silver Corp.
2010 Annual Information Form

Scott Wilson RPA concurs with the adequacy of the samples taken, the security of the storage and shipping procedures, the sample preparation, analytical procedures used, and data management practices.

Mineral Resources

In August 2010, the Company announced an initial mineral resource estimate for the Pozo Seco molybdenum-gold discovery on the west side of the Cinco de Mayo property.

Scott Wilson RPA prepared a mineral resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the Indicated Resources are estimated at 29.1 million tonnes grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold (see Table 3).

Table 3 - Mineral Resource Estimate for the Pozo Seco Deposit

Zone/Classification	Tonnage	Molybdenum	Molybdenum	Gold	Gold
	(Tonnes x 1000)	(%)	(pounds)	(g/t)	(ounces)
INDICATED
FW1	2,719	0.116	6,943,000	0.27	24,000
MZ	26,346	0.150	87,082,000	0.24	206,000
Total Indicated	29,066	0.147	94,012,000	0.25	230,000

INFERRED
FW1	4,357	0.086	8,220,000	0.22	31,000
FW3	1,312	0.109	3,155,000	0.19	8,000
FW4	38	0.057	48,000	0.02	0
HW1	819	0.065	1,177,000	0.08	2,000
HW2	1,234	0.070	1,911,000	0.14	5,000
MZ	13,857	0.118	36,009,000	0.15	67,000
NWZ	1,759	0.069	2,686,000	0.27	15,000
Total Inferred	23,376	0.103	53,205,000	0.17	129,000

Notes:
(1)	CIM Definition Standards have been followed for classification of mineral resources.
(2)	The cut-off grade of 0.022% molybdenum was estimated using a molybdenum price of US$17/lb and assumed operating costs and recoveries.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
(4)	Totals may not add correctly due to rounding.

MAG Silver Corp.
2010 Annual Information Form

Resource Estimation Details

The drill hole database within the Pozo Seco area includes 119 holes (up to and including CM10-264) totalling 34,311 metre.  A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models using a minimum grade of approximately 0.02% molybdenum and a minimum vertical thickness of two metres. Prior to compositing to three metre lengths, high molybdenum grades were cut to 1.0% molybdenum and gold values were cut to 1.8 g/t gold.

Variogram parameters were interpreted from three-metre composited assay values. Block model molybdenum and gold grades within the wireframe models were estimated by ordinary krigging.  Classification into the Indicated and Inferred categories was guided by the drill hole density, interpreted variogram ranges, and the apparent continuity of the mineralized zones.  Preliminary Whittle open pit analysis was used to confirm that the project has reasonable prospects for economic extraction.  Only material within the preliminary pit shell is reported as Mineral Resources.  In plan view, the resources are contained within an area 2,000 metres long by 300 metres wide, elongated in the northwest-southeast direction.

Qualified Person (Mineral Resource): The mineral resources for the Pozo Seco Deposit disclosed in this AIF have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves.

2011 Exploration Program

Overall, drilling at Cinco de Mayo has encountered strong CRD-skarn style mineralization and alteration throughout an area roughly 8 by 16 kilometres, with very few drill holes completely lacking mineralization.  The ability to test the system with such large drilling step outs is testimony to the widespread development and potential size of this CRD system.  Despite these significant advances in the understanding of this system, in many respects this must still be considered an early-stage project.

The 2011 exploration program is budgeted at approximately $2.8 million and has started with deployment of two drills operating to test targets generated by the 2010 drilling.  Initially, work is concentrating in the Polaris, Polaris East and Camarada-Agate Zones.

On March 25, 2011, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from on-going exploration drilling in the northwestern part of the Cinco de Mayo property.  The first two holes into the previously undrilled “Polaris East” area have hit what appears to be the same set of sheeted sulphide replacement veins. The principal vein in Hole 343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.06 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM10-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. The intercepts are approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. Both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes.  Perhaps just as significant, a highly skarn-altered intrusion was cut in Hole CM-11-349, drilled 250 metres southwest of Holes 335 and 343. Hole 349 entered highly altered intrusion approximately 280 metres downhole and at about 475 metres downhole the first of a series of structurally controlled multi-stage garnet-pyroxene skarn zones was intercepted. These skarns replace early granodioritic intrusive rocks and contain abundant fine-grained pyrite and arsenopyrite. These holes are the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. All of the important geological signs point to Polaris area, and the Company’s immediate exploration efforts on the Cinco De Mayo property in 2011will focus in this area.

MAG Silver Corp.
2010 Annual Information Form

Lagartos Property

Introduction

Through acquisition and staking, MAG has secured two very large claim groups lying along the Fresnillo Silver Trend (“FST”), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  All of the historic deposits of the FST were found in outcrop by indigenous people in pre-Colonial times and aggressively exploited by the Spaniards during the 350 to 450 years after the Conquest.  Over 60% of the FST is masked by alluvial soils and/or young volcanic rocks and MAG hopes to repeat its Juanicipio success by applying the expertise and knowledge garnered there to buried targets at the Lagartos property. The property package has two major claim groups: Lagartos NW and Lagartos SE.

Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  MAG’s claims almost completely surround the district on the north, south, west and east and include the on-strike projection of most of the district’s major vein swarms. The gap in the claim pattern reflects the location of the Zacatecas-Guadalupe urbanized area. In addition, MAG has acquired claims within and flanking some of the major historic producing mining zones.  For clarity, MAG has split out the Lagartos South area, which lies along the southern projection of the El Orito gold-dominant vein swarm.

Over the last three years, in addition to drilling on Lagartos SE, MAG has completed extensive regional reconnaissance mapping and sampling in the Lagartos NW and SE claim blocks, largely to define potential target areas, but also to “condemn” areas where potential is limited. Several concessions have been dropped based on this work, significantly reducing MAG’s concession tax costs for this project.

Property Description and Location

The Company acquired a 100% interest in exploration concessions on the FST to the northwest and southeast of the Juanicipio property.  The FST is a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts. The two main claim groups comprising 135,000 hectares are known as Lagartos NW and Lagartos SE, northwest and southeast of the Juanicipio Joint Venture.  Lagartos South is a sub-set of Lagartos SE.  These 100% owned exploration concessions, enable the Company to explore the areas covered by the concessions , subject to the Company paying applicable annual taxes and filing work assessment reports.

MAG Silver Corp.

Figure 3 Lagartos SE and NW Location map

TABLE 4 - LIST OF CLAIMS
MAG Silver Corp. – Lagartos NW/SE Projects

Claim Name	Title Number	Date of Issue	Expiration Date	Area (ha)	Reduced Area
LAGARTOS NW PROJECT
LAGARTOS I	220667	9-Sep-2003	8-Sep-2050	11,206.7018
LAGARTOS II	221035	13-Nov-2003	12-Nov-2050	3,720.0000
REDUC. LAGARTOS III	233529	27-Jan-2004	26-Jan-2054	36,995.1738	12,043.0552
LAGARTOS XII	228569	8-Dec-2006	7-Dec-2056	2,854.9938
LAGARTOS XIV	228767	23-Jan-2007	22-Jan-2057	719.7292
LAGARTOS SE PROJECT
REDUC. LAGARTOS IV (REDUCTION)	221805	26-Mar-2004	25-Mar-2054	63,184.3347	26,758.5800
LAGARTOS V	222761	27-Aug-2004	26-Aug-2054	7,092.6638
LAGARTOS VI	228340	8-Nov-2006	7-Nov-2056	3,638.0752
LAGARTOS XI	In Progress			363.6348

MAG Silver Corp.

LAGARTOS XIII	228633	15-Dec-2006	14-Dec-2056	12.5392
GEMINIS XIII	224581	20-May-2005	19-May-2005	86.6423
GEMINIS XXIII	227962	15-Sep-2006	14-Sep-2056	94.3131
CUMBRES I	224582	20-May-2005	19-May-2055	331.6280
SAN MARTINITO	196156	16-Jul-1993	15-Jul-2043	12.0000
LA CONSTANCIA	196319	16-Jul-1993	15-Jul-2043	25.9648
PAULINA	217496	16-Jul-2002	15-Jul-2052	7.6958
LA CAMOCHA 2	224841	14-Jun-2005	13-Jun-2055	8.3405
LAS MARIAS	215229	14-Feb-2002	13-Feb-2052	73.5433
SAN MIGUEL	215509	22-Feb-2002	21-Feb-2052	16.1263
SAN FERNANDO	162437	12-Jun-1978	11-Jun-2028	20.6911
AMPL. A SAN FERNANDO	162400	12-Jan-1978	11-Jan-2028	65.2211
PREDILECTA	164960	3-Aug-1979	2-Aug-2029	32.0000
LAG	In Progress			2,468.7166
LAG F-1	In Progress			387.2650
LAG F-2	In Progress			1,813.5911
LAG F-3	In Progress			6.4567
LAG F-4	In Progress			8.4830
LAG F-5	In Progress			1.2925
LAG F-6	In Progress			8.8846
LAG F-7	In Progress			19.7332
LAG F-8	In Progress			3.8895
LAG F-9	In Progress			67.0928
LAGF-10	In Progress			95.6858
LAG F-11	In Progress			1.3324
LAG F-12	In Progress			1.0981
LAG F-13	In Progress			0.9569
LAG 5	230023	10-Jul-2007	9-Jul-2057	8,747.6164
				144,194.1072	38,801.6352

MAG Silver Corp.
2010 Annual Information Form

Permitting

A variety of permits are required to undertake an exploration program on the scale of the Lagartos Projects.  These include Soil Use Change Permits, Environmental Impact Permits, Drilling Permits, and various permits regarding generation, storage and disposal of drilling waste materials.  The Company has surface access agreements in place with a variety of private surface owners and ejidos that own land in the project areas.

The Company has obtained all of the necessary permits described above for the on-going exploration program and  to the best of Company’s knowledge the Project has passed all inspections and remains is in good standing with SEMARNAT, the Mexican Environmental Protection Agency.

Accessibility

The Lagartos SE property largely surrounds the city of Zacatecas, in Zacatecas State, Mexico. Access to the property is excellent. Major highway, paved secondary roads and unpaved roads and tracks provide ready access to most of the property.

The Lagartos NW property is located ten kilometres northwest of the historic silver mining town of Fresnillo, also in the State of Zacatecas. The drive from Zacatecas to Fresnillo is approximately 80 kilometres on paved highway.  Most of the drive to the property, from Fresnillo, is on paved highway with secondary roads and tracks providing access for the last couple of kilometres.

A modern international airport is located roughly one third of the way between Zacatecas and Fresnillo. A railway line connects and serves both areas.

The central Zacatecas region where the Lagartos properties lie is a high (2,000-2,500 metres elevation) sparsely-vegetated desert plateau favored by an equable year-round climate.  Except for brief interruptions during the summer rainy season, exploration can be pursued year-round.

No resources have yet been developed within the Lagartos Project areas, but it is believed that surface rights for mining operations, power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites can be negotiated and obtained when necessary.

MAG Silver Corp.
2010 Annual Information Form

Ownership

Both Lagartos SE and Lagartos NW are 100% owned by MAG. The Lagartos SE land package surrounds the famous Zacatecas Mining District, one of the oldest and most productive silver mining districts in the world.

Due to progressive holding costs caused by the holding tax structure under Mexican mining law, which imposes higher rates for older claims, it is prudent to assess the mineral potential of claim areas and then abandon areas with poor prospects.  Work in 2008 allowed MAG to abandon 70,149 hectares of low-potential ground in the Lagartos III, IV, VII, VIII and 9 claims.  No claims were abandoned in 2010.

History

The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546 when Juan de Tolosa, a Basque nobleman, founded a small mining camp in the area.   MAG’s claims completely encompass the district on the north, west and east and include the on-strike projection of most of the district’s major vein swarms.  In addition, MAG has acquired claims within and flanking some of the major historic producing mining zones.

To MAG’s knowledge, no previous exploration or exploration-related disturbances has occurred within the parts of MAG’s claims that cover the alluvial plains surrounding the Zacatecas Range where all historic mining activity took place.  Claims held within the historic mining area have seen varying amounts of historical exploration and small-scale mining, but in most cases chain of ownership of these mining concessions has been broken (concessions revoked and subsequently refilled), which eliminates environmental liability under Mexican Mining and Environmental laws.

Exploration Rationale and Potential of Regional Geological Setting

The Lagartos SE and Lagartos NW properties comprise two large and separate claim groups lying along a southeast to northwest mineralized silver trend centered on Fresnillo. The properties lay along the FST, a large regional structural zone hosting the world class Guanajuato, Zacatecas, and Fresnillo Epithermal Silver-Gold vein districts. Although all of these known deposits were found in outcrop between 350 and 500 years ago, MAG believes that significant epithermal silver vein systems lie covered by recent alluvial soils that mask over 60% of the trend.

MAG applies modern concepts of low-sulphidation epithermal veins to identify geologic features characteristic of the parts of these systems well above the levels of principal silver-gold-base metal deposition, with the goal of drilling the veins at these productive levels. This process involves indentifying favorably oriented structural zones, favorable host-rock packages and the distinctive alteration effects and assemblages indicative of the upper zones of a vein system.  Since much of the exploration area is covered by alluvium or volcanic rocks, exposed structural and alteration trends must be projected into covered areas, with geophysics and geochemistry providing support for testing the resulting “blind” drilling targets.

MAG Silver Corp.
2010 Annual Information Form

Local Geology

In both Lagartos NW and Lagartos SE, the geology is characterized by a complexly thrust faulted series of Mesozoic sedimentary rocks and intermediate volcanics.  These are unconformably overlain by a variety of Tertiary volcanic rocks, some pre-mineral and some post-mineral.  This sequence is broadly covered by Recent alluvium and soils.  Structurally, the area is dominated by an early NW-SE regional fault system with related N-S and nearly E-W related structures, many of which host veins.  A later set of NE-SW normal faults cuts the areas.  Mineralization often is best developed at the intersection of these two fault systems, although there is evidence that the NE-SW system experienced both pre and post-mineral offsets. Typically outcrops occupy mountains and low ranges along the flanks of NW elongate valleys and MAG seeks to locate signs of mineralization and alteration in these outcrops to project under the adjoining cover.

The Company’s examination has identified a number of broad hydrothermal alteration and structural zones, up to four kilometres long and “tens” of metres wide in several places within Lagartos SE and Lagartos S. In several places within these alteration halos there are quartz veins containing iron oxides and sulfides of zinc, lead and silver in varying proportions. In addition there are other veins and zones characterized by iron-rich carbonates, druzy quartz, iron oxides and sulfides of lead and zinc. These zones have returned anomalous silver values ranging from one half ounce up to 2.3 kilograms silver (67 ounces) in selected grab samples from a number of old pit workings and low lying outcrops. These zones are also typically characterized by a suite of highly anomalous metal values for arsenic, mercury and antimony. These zones are thought to represent upper level manifestations of deeper epithermal vein systems like those found in the Zacatecas and Fresnillo (Juanicipio) districts and drill targeting is designed accordingly.

Environmental Surveys

Environmental surveys done on the Lagartos SE and NW properties to date are those required for drill and road building permits. These surveys involve preparing inventories of floral and faunal species and assessments of the impact of road building for drilling.

Many old workings are found in close proximity to the Lagartos SE property but the ground held by MAG has extensive alluvial or volcanic cover and little to no evidence of previous work beyond small prospects.  Chain of title was broken between these excavations and MAG’s acquisition of concession titles, so no environmental liability for the excavations attaches to MAG.

Programs of road reclamation are conducted by MAG and monitored under the auspices of SEMARNAT and the Mexican National permitting process.

To date all permits and reclamation efforts are valid and in compliance with the environmental regulations of Mexico.

MAG Silver Corp.
2010 Annual Information Form

Exploration

During the year ended December 31, 2010, the Company spent $842,138 in exploration on the combined Lagartos properties, primarily on the Lagartos SE claims. To December 31, 2010, the Company has incurred a cumulative total of $10,749,873 in exploration expenditures on the these two properties.  The Company’s budgeted exploration programs for these properties in 2011 is for approximately $1.6 million, focusing on the Lagartos SE claims.

Lagartos SE

In 2006, MAG staked all of the open ground surrounding the Zacatecas District and purchased numerous claims over past producing veins within the district. This gave MAG the potential projections of the E-W trending district veins as well as the San Gabriel vein field in the northernmost part of the district.

Initial drilling of Lagartos SE in 2006 totaled 7,066 metres in 20 holes. The objective was to test at shallow depth a number of vein and structural targets traceable for strike lengths of 600 to 1,000 metres to determine which targets offer the best opportunity to host significant mineralization at depth.

The most significant hole intercepted 6.0 metres of 42.5 g/t silver and 0.34 g/t gold with strongly anomalous arsenic and antimony values. Six other holes also reported anomalous silver values with highly anomalous arsenic. This silver-gold-arsenic combination is comparable to what is seen in the highest portions of epithermal veins found in the Zacatecas district and Juanicipio area of the Fresnillo district.

Geological and geophysical work conducted in 2007 and 2008 identified drill targets in and around the eastern and western extensions of the historically important Veta Grande and Mala Noche Vein swarms.   These are broad zones laced by multiple vein strands with similar strike and depth of exposure, typically named for the largest vein within the swarm.  Exploitation of these veins was relatively shallow and the areas have not been the object of modern, focused exploration methods.

MAG’s initial exploration efforts targeted the La Luz and Morelos SW areas along the NW extensions of the Veta Grande and Mala Noche, respectively, and Las Majadas/El Pajaro Hill and Puerto Rico covering the southeast extensions of the Mala Noche and Veta Grande, respectively.   Predilicta is a vein in the Veta Grande within the historic mining area.

Between mid-October 2008 and the end of 2008, four holes totaling 2,189.95 metres were drilled in the La Luz area seeking the extension of veins of the Veta Grande system under alluvium.  Structural projection was based on geological and geophysical data.  Alluvium at La Luz was found to range from 150 to over 250 metres thick, thickening to the southeast.  Several major fault structures with strong alteration were encountered in the underlying bedrock, but none contained mineralized veins.

MAG Silver Corp.
2010 Annual Information Form

Drilling on Las Majadas began in December, 2008 on a broad stockwork zone lying along the southeastern projection of the Malanoche vein system.  The area is laced with numerous mineralized quartz stringers and at least 3 narrow high-grade veins with historic production.   No major intercepts were made in this area in 2008 or 2009 and it is currently on stand-by.

In 2009, exploration of Lagartos SE focused on locating the eastern extensions to major vein groups of the past producing Zacatecas silver district.  Drilling in late 2009 appears to have discovered the continuation of the prolific Veta Grande Vein, the second most important vein in this billion-ounce silver producing district.  Significant ore-shoots are distributed intermittently along the twelve kilometres of its known trace across the north-central part of the district before it disappears under alluvium at both ends. MAG initially sought its continuation at the northwest end at La Luz before turning to the southeast extension at Veta Grande SE.  There are no outcrops in the Veta Grande SE target area, so drilling was targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcropping.  A broad structural zone with quartz and calcite veinlets was intersected in three holes in alignment with the Veta Grande. Although the intercepts carried no significant values, the intermittent nature of oreshoots along the known length of the Veta Grande indicates that ore shoots could occur farther east from these intercepts. This discovery shows that this important and historic vein is open along strike from areas of past production including an additional 4 kilometres of possible projection on MAG’s wholly owned property.

In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein approximately three kilometres to the north, encountered high-grade silver mineralization. The Puerto Rico Vein has seen minor historic production and remains largely unexplored.  Seven holes were drilled along approximately 1,000 metres of strike length of the vein, intersection the structure between 150 and 350 metres beneath the surface.    The presence of high silver and gold grades with low base metals in three of the Puerto Rico vein intercepts indicates they are very high within the zoning pattern expected for Zacatecas District epithermal veins.  The contrasting silver versus base metal-bearing intercepts in Hole PR-03 indicates two separate mineralization events, intersected at different levels within the epithermal zoning pattern.  This composite vein signature is typical of many of the larger veins in the Zacatecas District, including the Veta Grande and Mala Noche veins.

The results of drilling in 2009 indicate that the Veta Grande structure can be traced across the range-bounding fault with little lateral displacement.  Vertical movement on the fault should have dropped the eastern part down, so any bonanza zone is expected to found at a deeper level than in the mined portion of the vein. If the major Veta Grande Vein crosses the range bounding fault with limited displacement, MAG reasons that other major veins may also do so, so geophysical techniques were evaluated to determine which system would be most useful for seeking vein structures through cover.  This evaluation, plus obtaining of surface access for the studies were the principal exploration proposed for Lagartos SE for 2010

In November 2010, 107 square kilometre block east of the Zacatecas District and encompassing the projections of the Veta Grande and Malanoche Veins was flown using the Geotech Ltd. VTEM Airborne Survey System. The geophysical surveys equipment consisted of helicopter borne VTEM (versatile time domain electromagnetic system and caesium magnetometer).  A total of 1,183 line kilometres of geophysical data were acquired during the survey. The block was flown at an azimuth of N0oE with a flight lines spacing of 100 metres.  Tie-lines were flown east-west with a spacing of 1,000 metres.

MAG Silver Corp.
2010 Annual Information Form

Flying commenced on November 7, 2010 and was completed on November 21, 2010. Final results were received in February 2011 and are currently being processed and interpreted.

The information supplied to date indicates that the structures can be mapped to the east by the EM and Mag surveys and that drilling targets exist along the trends.

To date, 44 holes have been drilled in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District. No new drilling occurred in 2010.  Much of the area to the east is agricultural land and most of the year was dedicated to gaining long term access rights for drilling once the AEM survey was completed.  These arrangements have been made and drilling in 2011 is planned.

Lagartos Sur

Lagartos Sur is a subsection of Lagartos SE that lies on the southern flank of the El Orito vein zone of the historic Zacatecas District.  The veins in the El Orito subdistrict are different from the rest of the Zacatecas District in that they trend almost North-South (versus NW-SE) and they carry significantly higher gold grades.  MAG’s concession covers the entire southern projection of the El Orito Zone, where the veins trend toward the thick section of Tertiary rhyolitic volcanic rocks erupted from the Zacatecas Caldera.  N-S structures quartz filling and quartz-cemented breccias were found in late 2010 aligned with known El Orito veins cutting these volcanics within MAG’s ground.

Detailed mapping and sampling of these structures is planned for early 2011, followed by drilling from canyons that cut deep into the rhyolite section.

Lagartos NW

Lagartos NW is a core asset and targets extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from Juanicipio with alteration signatures similar to those observed at Valdecañas. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

Work began in 2006, focused on the Lagartos Northwest area on the zoned Cerro Cacalote alteration centre, which is very similar to that seen at Juanicipio.  Cerro Cacalote is surrounded by alluvial cover, so biogeochemical and ground magnetic surveys were undertaken and revealed linear magnetic anomalies parallel to the Fresnillo Silver Trend with overlapping and concentric biogeochemical silver, lead, zinc and copper anomalies. These structures and their associated metal anomalies were traced for distances approaching eight kilometres. A drill program was designed to test structural intersections and geochemical anomalies in settings similar to those found at Juanicipio and Fresnillo.

The 13-hole, 7,364-metre drill program was carried out on these anomalies in 2006. All of the holes encountered strongly altered volcanic rocks under shallow alluvial cover, and three intersected the "Guerrero Terrane" rocks that host the veins at Fresnillo and Juanicipio. One hole, drilled through alluvial cover four kilometres from the nearest outcrop, cut 3.5 metres grading 14 to 49 g/t (0.5 to 1.5 opt) silver.

MAG Silver Corp.
2010 Annual Information Form

During 2008, 6 holes totaling 4,611.90 metres were drilled on targets in Lagartos Northwest.  The first two, totaling 1,152.9 metres, were drilled along the eastern claim border to determine if major projected structures could be found under alluvium in the area.  In both cases the alluvium was too deep and the holes abandoned.  It has been interpreted that these were drilled very close to a major regional fault that has dropped the basement block deeper than can be realistically reached.   The remaining four holes, totaling 3,459 metres were drilled along the western and eastern flanks of Cerro Cacalote on alteration, geochemical and structural targets.  The first two cut an extensive breccia that carried no economic values and the remaining two cut thick alluvium and volcanic sections.  The final hole (LW0806) had highly elevated mercury values, indicating that it was still very high in the epithermal alteration zoning.

Although there has been limited success in MAG’s Lagartos NW program to date, the strength and extent of high-level epithermal alteration and mineralization, combined with its proximity and similarity to that seen at Juanicipio indicate that this very large claim continues to have significant exploration potential.

No work occurred in 2010 at Lagartos NW.

2011 Exploration Program

Lagartos SE has seen an exploration focus on the eastern extension to the past producing Zacatecas silver district.  Drilling in 2009 appears to have discovered the continuation of the prolific Veta Grande Vein, the second most important production vein in the Zacatecas district.  This discovery shows that this important and historic vein, and perhaps other parallel veins are open along strike from areas of past production including an additional four kilometres of possible projection on MAG’s wholly owned property.  The airborne Magnetics-VTEM survey flown in late 2010 provides support to this interpretation and drilling targets based on geologic projection and the geophysical results are planned for 2011.  Surface access was arranged for many of the principal targets during 2010. The Company’s budgeted exploration programs for the Lagartos land package for 2011 are approximately $1,500,000, primarily dedicated to drilling at Lagartos SE and Lagartos Sur.

Sampling, Analysis & Security of Samples

A systematic geochemical sampling program was begun in 2006 in several outcrop areas throughout the Lagartos Project areas.  Samples were taken selected based on visible mineralization and geological contacts to obtain the most discrete and representative samples possible.  Sample lengths in mineralized intervals vary from a minimum of 20 cm to six metres but are generally kept between 0.5 metres and 2.0 metres. In some cases grab and select samples were taken of obviously mineralized dump and outcrop materials.

For drilling work, core recoveries are calculated for each drilling interval and recorded in the digital logging system utilized for the project. Sample numbers are assigned by the digital logging system and carefully marked on the core boxes.  Sample intervals are guided by geologic and mineralogic breaks to obtain the most discrete and representative samples possible. A maximum 1 metre sample length in visually mineralized zones and 2 metres in alteration.  Core is split or sawn depending on the nature of the sample.  Sampling is as close to perpendicular to mineralization or alteration banding where possible.  A rigorous chain of custody and QA/QC protocol is in place (see below) and is closely followed.

MAG Silver Corp.
2010 Annual Information Form

MAG has implemented a quality control program to ensure best practices in sampling and analysis of drill cores. The Company’s geological staff first log and then split the core in half during the sampling process with the remaining half being retained for verification and reference purposes. Duplicates, standards and blanks are inserted randomly into the sample stream.  The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Metallic screen fire analyses for silver are also regularly run as an additional QA/QC check.

Other Properties

The Company has several other exploration properties. At this time, the Company is focused primarily on epithermal vein exploration along the Fresnillo Silver Trend and on CRD exploration along the western edge of the Chihuahua Trough. The Company is constantly looking for other opportunities that could offer us the potential to meet our exploration objectives.

The Company has identified and acquired a number of new project areas throughout our targeted regions and will be directing these projects through the exploration process in order to identify drill targets. None of these properties are advanced enough to be able to identify any resource or reserve figures.

For more information on these properties, see the Company’s most recently completed Management Discussion and Analysis which is available under the Company’s profile on SEDAR (www.sedar.com).

DIVIDENDS

The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 55,345,887 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 29, 2011. All of the issued shares are fully paid and non-assessable.

A holder of a Common Share is entitled to one vote for each Common Share held on all matters to be voted on by the Shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of our assets among the Company’s Shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Shareholders are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.

MAG Silver Corp.
2010 Annual Information Form

Shareholder Rights Plan

On January 18, 2008 the shareholders of the Company approved a Shareholder Rights Plan (“ Rights Plan”).  The Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan will expire at the end of the third annual general meeting of the Company’s shareholders following this approval, unless renewed by the shareholders.

On February 22, 2009, the board of directors of the Company approved certain amendments (the "Amendments") to the Rights Plan in the form of an amended and restated shareholder rights plan agreement (the "Amended and Restated Rights Plan").  On March 24, 2009 the Amendments were approved by the Shareholders at the Annual and Special Meeting of Shareholders and by the Toronto Stock Exchange.

On May 14, 2010, the board of directors of the Company approved the continuation of its Rights Plan substantially in the form set forth in the Shareholder’s Rights Plan Agreement between the Company and Computershare Investor Services Inc. dated as of August 3, 2007, as amended and restated on March 24, 2009.  On June 22, 2010 the continuation was approved by the Shareholders at the Annual and Special Meeting of Shareholders and by the Toronto Stock Exchange. A copy of the Rights Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, BC V6C 2V6 or viewed in electronic format at www.sedar.com and at www.sec.gov.

Stock Options

The Company has a stock option plan (the “Stock Option Plan”) in place that was initially approved by Shareholders on March 24, 2009.  On June 22, 2010, the Shareholders approved an amendment to the Stock Option Plan increasing the number of Common Shares reserved for issuance under the Stock Option Plan from 4,921,056 to 5,453,839.  As at March 29, 2011, 338,085 stock options remain available for grant under the Plan. The Stock Option Plan is expected to benefit Shareholders by enabling the Company to attract and retain high calibre personnel by offering to them an opportunity to share in any increase in value of the Common Shares of the Company resulting from their efforts. The purpose of the Stock Option Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company. The maximum number of Common Shares to be reserved for issuance under the Stock Option Plan will not exceed 5,453,839 Common Shares of the Company. A copy of the Stock Option Plan may be viewed in electronic format at www.sedar.com and at www.sec.gov.

MAG Silver Corp.
2010 Annual Information Form

MARKET FOR SECURITIES

Trading Price and Volume

The following table provides information as to the high and low prices of the Company’s Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange – MAG

Month	High	Low	Volume
December, 2010	12.67	10.85	1,830,445
November, 2010	11.69	8.55	3,415,769
October, 2010	8.53	7.60	1,873,669
September, 2010	8.47	7.73	1,612,960
August, 2010	8.25	6.38	1,684,146
July, 2010	6.69	5.58	1,291,692
June, 2010	7.35	6.44	1,826,750
May, 2010	7.96	6.38	2,018,106
April, 2010	8.26	7.31	2,217,442
March, 2010	8.25	6.68	2,807,430
February, 2010	6.70	5.56	1,626,611
January, 2010	7.14	5.96	2,358,676

New York Stock Exchange Amex Equities (formerly the American Stock Exchange) - MVG

Month	High	Low	Volume
December, 2010	12.67	10.77	3,883,125
November, 2010	11.38	8.38	5,307,681
October, 2010	8.35	7.44	2,143,182
September, 2010	8.23	7.43	2,332,385
August, 2010	7.76	6.04	2,049,132
July, 2010	6.40	5.69	1,453,338
June, 2010	6.94	6.00	2,020,685
May, 2010	7.84	5.90	3,500,436
April, 2010	8.28	7.20	3,289,939
March, 2010	7.68	6.39	3,552,315
February, 2010	6.35	5.18	2,288,813
January, 2010	6.95	5.62	3,096,068

MAG Silver Corp.
2010 Annual Information Form

Prior Sales

The following table summarizes the issuances of stock options by the Company within the 12 months prior to the date of this AIF.

Date of Issue	Number of Securities	Security	Price of Security ($)
Mar 1 10	50,000	Options	$6.87
Mar 29 10	340,000	Options	$7.42
Aug 16 10	185,000	Options	$6.95
Nov 10 10	611,785	Options	$9.92
Dec 10 10	15,000	Options	$11.89

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
DANIEL T. MACINNIS (8) President, CEO, Director (since Feb 1/05) British Columbia, Canada	President and CEO of the Company since February 1, 2005; VP Exploration, Sargold Resources Corp., Sardinia, Italy, a gold exploration company from October 2003 to February 2005; principal of D. MacInnis Exploration and Consulting in Reno, Nevada from July 2004 to February 2005. Mr. MacInnis is also a director of MAX Resources Corp.	301,300	13,125/$5.54 12,344/$5.32 8,379/$6.32 25,000/$12.91 17,500/$10.01 100,000/$5.36 90,000/$2.46 125,000/$9.92
PETER K. MEGAW Director (since Feb 6/06) Arizona, USA
President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003.  Dr. Megaw is also a director of Candente Gold Corp and Minaurum Gold Corp.
		572,821(9)	11,250/$5.54 10,938/$5.32 8,203/$6.32 20,000/$12.91 15,000/$10.01 50,000/$9.92
R. MICHAEL JONES(3)(4) (8) Director (since Mar 31/03) British Columbia, Canada	President and Director of Platinum Group Metals Ltd. since February 2000, a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. from 2006 to 2009; 2005 to August 2010, Director of Jerico Resources Inc. Mr. Jones is also a director of Nextraction Energy Corp. (formerly Kruger Capital Corp.)	11,000	12,188/$5.54 9,141/$5.32 11,855/$6.32 10,000/$12.91 16,250/$10.01 50,000/$5.36 50,000/$9.92
ERIC H. CARLSON(2)(4) Director (since Jun 11/99) British Columbia, Canada
July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 2008 to present, President, CEO and CO, Anthem Ventures Capital Corp.; 1992 to 2008, President of Kruger Capital Corp.; and director of West Timmins Mining Inc. from 2006 to 2009. Mr. Carlson is also a director of Platinum Group Metals Ltd., Anthem Ventures Capital Corp., Anthem Works Ltd. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)
		1,275,500(7)	20,625/$5.54 15,469/$5.32 6,602/$6.32 10,000/$12.91 27,500/$10.01 50,000/$5.36 50,000/$9.92

MAG Silver Corp.
2010 Annual Information Form

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
RICHARD M. COLTERJOHN(2)(3)(8) Director (since Oct 16/07) Ontario, Canada	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. President, CEO and director of Centenario Copper Corporation 2006 to 2009. Mr. Colterjohn is also a director of Explorator Resources Inc. and Gammon Gold Inc.	10,000	9,375/$5.54 7,031/$5.32 7,774/$6.32 7,500/$12.91 200,000/$14.15 100,000/$7.42 50,000/$9.92
DEREK C. WHITE(2)(4)(8) Director (since Oct 16/07) British Columbia, Canada
Executive Vice President - Corporate Development of QuadraFNX Mining Ltd. since September 2007; previously the CFO of Quadra Mining commencing in April 2004.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Magellan Mineral Limited and Laurentian Goldfields Ltd.
		Nil	13,281/$5.54 9,961/$5.32 14,971/$6.32 7,500/$12.91 4,375/$10.01 200,000/$14.15 100,000/$7.42 50,000/$9.92
FRANK R. HALLAM Director (since Jun 22/10) British Columbia, Canada
2003 to June 22, 2010, Chief Financial Officer of MAG Silver Corp., 2002 to present, Chief Financial Officer and Director of Platinum Group Metals Ltd., a platinum focused company with a deposit interest in South Africa and exploration properties in Canada; 2005 to August 2010, Director of Jerico Resources Inc.; 1996 to 2007, CFO Callinan Mines Ltd.; Director of West Timmins Mining Inc. from 2006 to 2009.  Mr. Hallam is a director of Platinum Group Metals Ltd., Lakeshore Gold Corp. and Nextraction Energy Corp. (formerly Kruger Capital Corp.)
		Nil	61,797/$5.54 46,348/$5.32 34,761/$6.32 98,750/$12.91 74,063/$10.01 50,000/$7.42 69,285/$9.92
LARRY TADDEI Chief Financial Officer British Columbia, Canada	Chief Financial Officer of the Company since June 22, 2010; 2008 to 2010, Chief Financial Officer West Timmins Mining Inc., 2006 to 2008, CFO and Vice President Finance of Gold Hawk Resources Inc., 2004 to 2006, Corporate Governance Consultant. Mr. Taddei has been a Chartered Accountant since 1989.	3,000	15,000/$5.54 50,000/$6.87 185,000/$6.95
MICHAEL PETRINA Vice President Operations British Columbia, Canada
September 1, 2010 to present, Vice-President Operations of the Company;  2010 to present, Technical Advisor of Candente Gold Corp.; 2008 to 2010, VP Operations of Hawthorne Gold Corp./Adriana Resources Inc.; 2007 to 2008, General Manager, Operations for Adanac Molybdenum Corporation; 2005 to 2007, Senior Mining Engineer Consultant for Belcourt Saxon Joint Venture, Pacific Booker Minerals.
		Nil	200,000/$8.15

MAG Silver Corp.
2010 Annual Information Form

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price
GORDON K. NEAL Vice President, Corporate Development British Columbia, Canada	December 1, 2003 to present, Vice-President, Corporate Development of the Company; previously President of Neal MacInerney Investor Relations; director of Zappa Resources from 2006 to 2009. Mr. Neal is a director of Americas Petrogas Inc., Dorato Resources and Rockgate Capital.	4,900	51,570/$5.54 41,178/$5.32 32,883/$6.32 29,250/$12.91 29,469/$10.01 75,000/$5.36 25,000/$9.92
JODY L. HARRIS Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company since May 8, 2007; Investor Relations Specialist of PAKIT Inc. from February 2006 to March 2007.	Nil	20,000/$6.32 15,000/$12.91 7,500/$10.01 45,000/$9.40 15,000/$7.42 20,000/$9.92

Notes:

(1)                  Each director’s term of office expires at the next annual general meeting of shareholders of the Company.

(2)                  Member of Audit Committee.

(3)                  Member of Compensation Committee.

(4)                  Member of Corporate Governance and Nomination Committee.

(5)                  Includes beneficial, direct and indirect shareholdings.

(6)                  Does not include stock options and other rights to purchase or acquire shares.

(7)	Of these shares, 946,300 shares are held by Carmax Enterprises Corporation, a private company owned by Mr. Carlson.

(8)	Member of Special Committee.

(9)	Of these shares, 11,085 shares are held by Minera Cascabel SA de CV, a private company owned in part by Mr. Megaw.

There are 55,345,887 Common Shares issued and outstanding as at March 29, 2011.  As of March 29, 2011, directors and officers of the Company as a group own or control approximately 2,178,521 Common Shares of the Company representing approximately 3.9% of its issued and outstanding Common Shares.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

MAG Silver Corp.
2010 Annual Information Form

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.magsilver.com.

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached hereto as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Derek White (Chairman), Eric Carlson and Richard Colterjohn. All three members of the Audit Committee are independent within the meaning of such term in National Instrument 51-110-Audit Committees (“NI 52-110”) and (ii) financially literate under NI 51-110, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Derek White, Chartered Accountant – Mr. White has over 20 years of financial experience in the mining and metals industry. Mr. White is presently the Executive Vice President - Corporate Development of Quadra Mining Limited and previously held the position as Quadra's CFO commencing in April 2004. From January 2003 to February 2004, he held the position of CFO of International Vision Direct Ltd.

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 19 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi-family residential and office properties in high growth markets in Canada and the USA.

Mr. Colterjohn has been Managing Partner at Glencoban Capital Management Inc., a private merchant banking firm since 2002.  He also was the founder, President and Chief Executive Officer of Centenario Copper Corporation, a development stage copper company active in Chile from 2006 to 2009. Since 2002, he also served as a director of five other Canadian public mining sector companies: Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Gammon Gold Inc. and Explorator Resources Inc. Prior to April 2002, Mr. Colterjohn was Managing Director at UBS Bunting Warburg Inc., an investment dealer.

MAG Silver Corp.
2010 Annual Information Form

The Board of Directors has determined that each of the Audit Committee members are an “audit committee financial expert” within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and an “independent director” as that term is defined by the rules contained in the NYSE Amex LLC Company Guide.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Chairman of the Audit Committee is authorized to approve any non-audit services or additional work which the Chairman deems as necessary and is required to notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees

The aggregate fees billed by the Company’s current external auditor, Deloitte & Touche LLP, in each of the last two fiscal years are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009
Audit Fees	$223,500	130,500
Audit-related Fees	11,000	35,000
Tax Fees(1)	190,000	28,700
All Other Fees	0	0
Total	$424,500	$194,200

Notes:

(1)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

MAG Silver Corp.
2010 Annual Information Form

Compensation Committee

The Compensation Committee is comprised of Richard Colterjohn (Chairman), Jonathan Rubenstein and R. Michael Jones. The primary objective of this committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Corporate Governance and Nomination Committee

The Corporate Governance and Nomination Committee is comprised of Jonathan Rubenstein (Chairman), Derek White and Eric Carlson. The primary objective of this committee is to assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

Special Committee

The Special Committee is comprised of Jonathan Rubenstein (Chairman), Daniel MacInnis, Derek White, Richard Colterjohn and R. Michael Jones. The primary object of this committee is to review and analyze strategic alternatives and potential transactions, and to make recommendations to the Board respecting such strategic alternatives or transactions.

Disclosure Committee

The Disclosure Committee is comprised of Daniel MacInnis (Chairman), Larry Taddei, Peter Megaw, R. Michael Jones and Frank Hallam. The primary objective of this committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and this Policy. The Disclosure Committee Charter may be obtained under the Company’s profile at www.sedar.com and at www.sec.gov.

MAG Silver Corp.
2010 Annual Information Form

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject other than:

In December of 2008, Fresnillo announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (Fresnillo’s current ownership of MAG is believed to be 17.87%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio, with the remaining 44% of Minera Juanicipio held by the Company. In 2009, MAG made a formal application to the OSC to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101. On June 18, 2009, in connection with this application, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents (concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator) do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, eliminating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the ICC pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo’s alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement. If the Company is successful in its arbitration proceedings, Fresnillo will, among other things, be precluded from launching another take-over bid without MAG's consent and may be liable to damages.

Early in 2010, an arbitral tribunal was established in the Arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. As part of the arbitration proceedings, the Company filed various documents and evidence in support of its claims and, in October 2010, a hearing was held in Mexico City before the ICC arbitral tribunal.  Written legal submissions were then submitted to the arbitral tribunal in December 2010, and the Company is now awaiting a tribunal decision which is expected to be issued by the ICC by April 30, 2011.  Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

MAG Silver Corp.
2010 Annual Information Form

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:

Dr. Peter Megaw, of Arizona, USA, became a member of the Board of Directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of IMDEX/Cascabel. The Company holds an option from Cascabel to earn an interest in the mineral claims of the Cinco de Mayo Property and the Salemex Property.  The Salemex Property option was terminated in the year ended December 31, 2010, and in accordance with a provision of the agreement governing the option, Cascabel was paid a termination fee of US$50,000. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. For 2010, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $256,868 (2009 - $291,871) and exploration costs totaling $2,831,153 (2009 - $2,982,276) under a Field Services Agreement maintained between the parties.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar for its Common Shares is:

Computershare Investor Services Inc.
3rd floor – 510 Burrard Street
Vancouver, British Columbia
Canada  V6C 3B9

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business of the Company, the only contracts material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but still in effect, are:

1.	the Shareholders Agreement dated October 10, 2008 between the Company, Peñoles and others relating to Minera Juanicipio; and
2.
The Underwriting Agreement dated April 30, 2010 between the company and the underwriters, pursuant to which the underwriters purchased 4,603,500 Common Shares at a price of $7.65 per share for gross proceeds of approximately $35.2 million.

MAG Silver Corp.
2010 Annual Information Form

INTERESTS OF EXPERTS

S. Byron V. Stewart, P.Eng. and Hassan Ghaffari, P.Eng., , of independent engineering firm Wardrop, a Tetra Tech Company, and Jean-Francois Couture, Ph.D., P.Geo,, - A NI 43-101 technical report, dated August 19, 2009, entitled “Valdecañas Project – Scoping Study.”

David Ross, P.Geo, Roscoe Postle Associates Inc. (formerly Scott Wilson RPA), - a NI 43-101 technical report, dated January 14, 2011 entitled “Technical Report on the Mineral Resource Update for The Juanicipio Joint Venture, Zacatecas State, Mexico.

David Ross, P.Geo, of Roscoe Postle Associates Inc. (formerly Scott Wilson RPA), - a NI 43-101 technical report, dated September 10, 2010, entitled “Technical Report on the Pozo Seco Mineral Resource Estimate, Cinco de Mayo Project, Chihuahua, Mexico”.

The Company’s technical reports are available on the SEDAR website at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

To the knowledge of the Company, having made reasonable enquiry, none of the other experts listed above, or any “designated professional” of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.

The Company’s auditors, Deloitte & Touche LLP, have prepared the audit report attached to the Company’s audited consolidated financial statements for the most recent financial year end. The Company’s auditors have reported that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s Common Shares, options to purchase Common Shares and certain other matters, will be contained in the Company’s Information Circular for the annual general and special meeting of Shareholders to be held later this year. The Circular will be made available on SEDAR, EDGAR and on the Company’s website.

Additional information is provided in the Company’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010, which will be filed on the website below on March 31, 2011.

Copies of the above may be obtained, when available, on the Company’s website www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC’s EDGAR website at www.sec.gov or by calling the Company’s investor relations personnel at 604-630-1399.

MAG Silver Corp.
2010 Annual Information Form
Schedule “A”

MAG SILVER CORP.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.	Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE Amex Equities, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

MAG Silver Corp.
2010 Annual Information Form

3.	Duties

The Committee will have the following duties:

•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•
Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•
Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•	Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

MAG Silver Corp.
2010 Annual Information Form

•	actual financial results for the interim period varied significantly from budgeted or projected results;

•	generally accepted accounting principles have been consistently applied;

•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•
Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•	Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•
Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•
insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

MAG Silver Corp.
2010 Annual Information Form

•
Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•	Review and oversee all related party transactions.

•	Perform other functions as requested by the Board.

•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•	With regard to the Corporation’s internal control procedures, the Committee is responsible to:

•
review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•
review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•	periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•	Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

MAG Silver Corp.
2010 Annual Information Form

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

5.	Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

6.	Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

7.	Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

MAG Silver Corp.
2010 Annual Information Form

8.	Authority

The Committee may:

•	engage independent counsel and other advisors as it determines necessary to carry out its duties.

•	set and pay the compensation for any advisors employed by the Committee; and

•	communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

9.	Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

MAG Silver Corp.
2010 Annual Information Form
Schedule “B”

Glossary

The following is a glossary of certain terms used in this AIF.

"Ag" is the elemental symbol for silver.

“alluvium” is unconsolidated surficial sediments deposited by water.

“alteration” usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

“andesite” is volcanic rock, low in quartz content, generally fine grained and moderately dark coloured.

“anomalous” is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

"Au" is the elemental symbol for gold.

“basalt” is volcanic rock, low in quartz content, generally fine grained and dark coloured.

“calcite” refers to calcium carbonate mineral.  It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

“carbonate” refers to minerals which have the formula “X”CO3.   Calcite is the most common carbonate mineral.  Also rocks composed dominantly of carbonate minerals such as calcite.

“Cascabel” is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

“Cinco de Mayo” is described commencing on page 49 of this AIF.

“Common Shares” is the Common Shares without par value in the capital of the Company.

“Company” or “MAG” is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

“Conglomerate” is sedimentary rock composed of gravel and coarser fragments.

“concession” is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

“CRD” refers to Carbonate Replacement Deposit.

“Cretaceous” is the geological period extending from 135 million to 63 million years ago.

MAG Silver Corp.
2010 Annual Information Form

“Exchange” refers to the Toronto Stock Exchange.

“Exchange Act” means the United States Securities Exchange Act of 1934;

“exploitation” is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

“exploration” is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable reserves they contain.

 “fault” is a fracture in rock where there has been displacement of the two sides.

“flow” is volcanic rock comprised of flow lava.

“fracture” refers to breaks in a rock, usually due to intensive folding or faulting.

“g/t” refers to grams per tonne (31.1 g/T = 1.0 troy ounce/tonne).

“grade” refers to the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

“greywacke” refers to sandstone composed largely of sand-sized rock fragments.

“hydrothermal” refer to hot fluids, usually mainly water, in the earth’s crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

“igneous” is a rock formed by the cooling of molten silicate material.

“intrusive” is a rock mass formed below the earth’s surface from magma which has intruded into a pre-existing rock mass.

“Juanicipio property” is the Juanicipio property described commencing on page 34 of this AIF.

“Lagartos” is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“Lagartos property” is the Lagartos property described commencing on page 62 of this AIF.

“magma” refers to molten rock formed within the crust or upper mantle of the earth.

“manto” refers to a deposit type that is stratabound, irregular to rod shaped, and which occurs usually in a horizontal or near horizontal attitude.

“mill” refers to a facility for processing ore to concentrate and recover valuable minerals.

MAG Silver Corp.
2010 Annual Information Form

“Minera Juanicipio” is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo (56%) and the Company (44%).

“mineral reserve” is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of “mineral resource estimates”.

“mineralization” usually implies minerals of value occurring in rocks.

“net smelter returns royalty” or “NSR” refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

“NSAMT” is Natural Source Audio-frequency Magneto Tellurics.

“ore” is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

“outcrop” is an exposure of rock at the earth’s surface.

“oz” is the metric ounce.

“oz/t or opt” refers to troy ounces per tonne.

“Pozo Seco”, is Minera Pozo Seco, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“pyrite” is iron sulphide mineral.

“quartz” refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

“replacement” refers to the process whereby one mineral is chemically substituted by a later mineral.

“rhyolite” refers to volcanic rock high in quartz content, generally fine grained and light coloured.

“SEC” is the Securities and Exchange Commission of the United States of America.

MAG Silver Corp.
2010 Annual Information Form

“serpentines” is a rock composed of serpentine, typically formed from the alteration of mafic igneous rocks.

“silicification” refers to the replacement of the constituents of a rock by quartz.

“skarn” refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

“Sierra Vieja”, is Minera Sierra Vieja, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

“tailings” is the material rejected from a mill after recoverable valuable minerals have been extracted.

“Tertiary” is the geological period extending from 63 million to 2 million years ago.

“tonne” or “T” is the Metric ton = 1,000 kilograms or 1,000,000 grams.

“VAT” is an acronym for “Value Added Tax” which, in Mexico, is charged on all goods and services at a rate of 16%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as “IVA”).

“veinlets” are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

“veins” refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

“volcaniclastic” refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.